
RECEIVED
2006 AUG 14 P 1:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

smiths

Smiths Group plc
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

07 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

06015957

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

PROCESSED
AUG 14 2006
THOMSON
FINANCIAL

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

11 JULY TO 07 AUGUST 2006

No.	Date/Time	Announcement
237	26/07/2006 : 10:22:00	Smiths Group PLC - Director Declaration
238	01/08/2006 : 16:10:00	Smiths Group PLC - Director/PDMR shareholding
239	02/08/2006 : 09:14:00	Smiths Group PLC - Contract
240	02/08/2006 : 11:10:00	Smiths Group PLC - Additional Listing
241	03/08/2006 : 09:52:00	Smiths Group PLC - Additional Listing
242	07/08/2006 : 12:31:00	Smiths Group PLC - Holding(s) in Company

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director Declaration
Released	10:22 26-Jul-06
Number	7447G

26 JULY 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.14R
DETAILS OF A CHANGE IN DIRECTORSHIPS HELD BY A CURRENT DIRECTOR

Sir Julian Horn-Smith, a non-executive director of Smiths Group plc, retired as a director of Vodafone Group plc on 25 July 2006.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 26 July 2006

END

Close



Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	16:10 01-Aug-06
Number	0793H

smiths

01 AUGUST 2006

DR 3.1.4R(1)
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR ALAN MATTHEW THOMSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE
8. State the nature of the transaction:
   EXERCISE OF OPTION GRANTED UNDER THE SMITHS GROUP SHARESAVE SCHEME
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 2,775 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.001%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: NIL
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: OPTION EXERCISE PRICE = 608p PER SHARE
14. Date and place of transaction: 01 AUGUST 2006 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 138,663 SHARES = 0.024%
16. Date issuer informed of transaction 01 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of issuer responsible for making notification: NEIL BURDETT

Date of notification 01 AUGUST 2006

DR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL REPSONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON REFERRED TO IN 3 ABOVE

8 State the nature of the transaction:
   EXERCISE OF OPTION GRANTED UNDER THE SMITHS GROUP SHARESAVE SCHEME

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 1,023 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.001%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed: NIL
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: OPTION EXERCISE PRICE = 554p PER SHARE

4. Date and place of transaction: 01 AUGUST 2006 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 34,135 SHARES = 0.006%
16. Date issuer informed of transaction 01 AUGUST 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 01 AUGUST 2006

END


smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Re Contract
Released	09:14 02-Aug-06
Number	1056H

News Release

London, 2 August 2006
For immediate release

Smiths Group plc
765 Finchley Road London NW11 8DS
T: +44 (0)20 8457 8403 F: +44 (0)20 84
www.smiths-group.com

Smiths Selected to Provide Engine Components on Trent 1000

SMITHS Aerospace, part of the global engineering business Smiths Group, has been awarded a long-term contract by Rolls-Royce, worth a potential of $20 million per year through 2012, for engine components on the Trent 1000 engine for the Boeing 787 Dreamliner. The engine components for the program will be manufactured by Smiths' facilities in North Carolina in the United States and in Birmingham, UK.

"We are very pleased to be associated with Rolls-Royce on their leading Trent 1000 program. Our engine components business maintains technological leadership in rings, machining, and fabrications," commented Dr. Peter Wright, President, Smiths Aerospace Components. "Components is a growing business for Smiths and we are investing in new programs and technologies."

As a result of this latest win, overall Smiths content on the Trent 1000 will be approximately $200,000 per engine or more than $400,000 per aircraft. Smiths will be providing various rotating and non-rotating engine components produced from forgings and flash-welded rings. The components include thin wall aero-engine parts such as retaining rings, front panels and sub-assemblies.

Ends

Smiths Group
Smiths is a global engineering business, listed on the London Stock Exchange. Smiths Group focuses on high performance applications, building and sustaining market-leading businesses in growth sectors. It reaches deep into global markets taking its manufacturing closer to its customers. Smiths Group has four divisions: Aerospace, Detection, Medical and Specialty. It employs 32,000 people and has over 250 major facilities in 50 countries. For more information visit www.smiths-group.com

Smiths Aerospace
Smiths Aerospace is a leading transatlantic aerospace systems and equipment business, with more than 11,000 employees and $2 billion revenues globally. The business holds key positions in the supply chains of all major military and civil aircraft and engine manufacturers and is a world-leader in digital, electrical power, mechanical systems, engine components and customer services. For further information visit www.smiths-aerospace.com

Investor Relations
Russell Plumley
+44 (0)20 8457 8203

Media
Rachel Lankester
+44 (0)20 8457 8403

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:10 02-Aug-06
Number	1177H

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

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Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:52 03-Aug-06
Number	1892H

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:31 07-Aug-06
Number	3351H

smiths

7 AUGUST 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: BARCLAYS PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION BY BARCLAYS PLC OF A NOTIFIABLE INTEREST THROUGH THE LEGAL ENTITIES:
BARCLAYS BANK TRUST COMPANY LTD;
BARCLAYS CAPITAL SECURITIES LTD;
BARCLAYS GLOBAL FUND ADVISORS;
BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD;
BARCLAYS GLOBAL INVESTORS CANADA LTD;
BARCLAYS GLOBAL INVESTORS LTD;
BARCLAYS GLOBAL INVESTORS, N.A.;
BARCLAYS GLOBAL INVESTORS JAPAN LTD;
BARCLAYS GLOBAL INVESTORS JAPAN TRUST & BANKING;
BARCLAYS LIFE ASSURANCE CO LTD;
BARCLAYS PRIVATE BANK AND TRUST LTD;
BARCLAYS PRIVATE BANK LTD; AND
GERRARD LTD

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER		*SHARES*
BANK OF NEW YORK		40,331
BARCLAYS CAPITAL NOMINEES LTD		717,433
BARCLAYS GLOBAL INVESTORS CANADA		48,305
BARCLAYS TRUST CO & OTHERS		2,620
BARCLAYS TRUST CO AS EXEC/ADM		16
BARCLAYS TRUST CO DMC69		11,500
BARCLAYS TRUST CO E99		464
BARCLAYS TRUST CO R69		56,324
CHASE NOMINEES LTD	16376 a/c	274,953
CHASE NOMINEES LTD	20947 a/c	180,244
CLYDESDALE NOMINEES HGB0125	32349601 a/c	1,689
CLYDESDALE NOMINEES HGB0125	32449201 a/c	4,929
CLYDESDALE NOMINEES HGB0125	32476001 a/c	478
CLYDESDALE NOMINEES HGB0125	32479401 a/c	655
CLYDESDALE NOMINEES HGB0125	49775301 a/c	1,198
CLYDESDALE NOMINEES HGB0125	49950001 a/c	1,234
CLYDESDALE NOMINEES HGB0125	59396501 a/c	627
CLYDESDALE NOMINEES HGB0125	59419801 a/c	311
CLYDESDALE NOMINEES HGB0125	59553401 a/c	1,155
CLYDESDALE NOMINEES HGB0125	59571201 a/c	478

CLYDESDALE NOMINEES HGB0125	59595001 a/c	441
CLYDESDALE NOMINEES HGB0125	59710301 a/c	455
CLYDESDALE NOMINEES HGB0125	59721901 a/c	506
CLYDESDALE NOMINEES HGB0125	59732401 a/c	1,633
CLYDESDALE NOMINEES HGB0125	59737501 a/c	1,450
CLYDESDALE NOMINEES HGB0125	59738301 a/c	1,898
CLYDESDALE NOMINEES HGB0125	59744801 a/c	925
CLYDESDALE NOMINEES HGB0125	59778201 a/c	486
CLYDESDALE NOMINEES HGB0125	64544201 a/c	1,288
CLYDESDALE NOMINEES HGB0125	65136101 a/c	519
CLYDESDALE NOMINEES HGB0125	66860401 a/c	412
CLYDESDALE NOMINEES HGB0125	67940101 a/c	6,968
CLYDESDALE NOMINEES HGB0125	69108801 a/c	750
CLYDESDALE NOMINEES HGB0125	69238601 a/c	1,713
CLYDESDALE NOMINEES HGB0125	69334001 a/c	710
CLYDESDALE NOMINEES HGB0125	69339001 a/c	722
CLYDESDALE NOMINEES HGB0125	69340401 a/c	750
CLYDESDALE NOMINEES HGB0125	69372201 a/c	811
CLYDESDALE NOMINEES HGB0125	69379001 a/c	444
CLYDESDALE NOMINEES HGB0125	69461301 a/c	963
CLYDESDALE NOMINEES HGB0125	69464801 a/c	376
CLYDESDALE NOMINEES HGB0125	69476101 a/c	737
CLYDESDALE NOMINEES HGB0125	69491501 a/c	679
CLYDESDALE NOMINEES HGB0125	69612801 a/c	557
CLYDESDALE NOMINEES HGB0125	69613601 a/c	707
CLYDESDALE NOMINEES HGB0125	69614401 a/c	729
CLYDESDALE NOMINEES HGB0125	69732901 a/c	5,352
CLYDESDALE NOMINEES HGB0125	69738801 a/c	501
CLYDESDALE NOMINEES HGB0125	69744201 a/c	1,511
CLYDESDALE NOMINEES HGB0125	69803101 a/c	2,020
CLYDESDALE NOMINEES HGB0125	69829501 a/c	823
CLYDESDALE NOMINEES HGB0125	70295001 a/c	566
CLYDESDALE NOMINEES HGB0125	70314001 a/c	477
CLYDESDALE NOMINEES HGB0125	70325601 a/c	1,178
CLYDESDALE NOMINEES HGB0125	70331001 a/c	676
CLYDESDALE NOMINEES HGB0125	70335301 a/c	992
CLYDESDALE NOMINEES HGB0125	70339601 a/c	623
CLYDESDALE NOMINEES HGB0125	70343401 a/c	272
CLYDESDALE NOMINEES HGB0125	70381701 a/c	938
CLYDESDALE NOMINEES HGB0125	70387601 a/c	502
CLYDESDALE NOMINEES HGB0125	70388401 a/c	691
CLYDESDALE NOMINEES HGB0125	70391401 a/c	407
CLYDESDALE NOMINEES HGB0125	70403101 a/c	2,384
CLYDESDALE NOMINEES HGB0125	70404001 a/c	718
CLYDESDALE NOMINEES HGB0125	80750701 a/c	2,900
CLYDESDALE NOMINEES HGB0125	80766301 a/c	611
CLYDESDALE NOMINEES HGB0125	83011801 a/c	735
CLYDESDALE NOMINEES HGB0125	86680501 a/c	656
CLYDESDALE NOMINEES HGB0125	88608301 a/c	557
CLYDESDALE NOMINEES HGB0125	88736501 a/c	666
CLYDESDALE NOMINEES HGB0125	120142001 a/c	4,800
CLYDESDALE NOMINEES HGB0125	300000001 a/c	628
CLYDESDALE NOMINEES HGB0125	310007101 a/c	1,222
CLYDESDALE NOMINEES HGB0125	310042001 a/c	741
CLYDESDALE NOMINEES HGB0125	310070501 a/c	300
CLYDESDALE NOMINEES HGB0125	310092601 a/c	1,723
CLYDESDALE NOMINEES HGB0125	310128001 a/c	857
CLYDESDALE NOMINEES HGB0125	310150701 a/c	413
CLYDESDALE NOMINEES HGB0125	310186801 a/c	542
CLYDESDALE NOMINEES HGB0125	310205801 a/c	446
CLYDESDALE NOMINEES HGB0125	310230901 a/c	666

CLYDESDALE NOMINEES HGB0125	310231701 a/c	505
CLYDESDALE NOMINEES HGB0125	310246501 a/c	6,825
CLYDESDALE NOMINEES HGB0125	310254601 a/c	1,013
CLYDESDALE NOMINEES HGB0125	310255401 a/c	5,940
CLYDESDALE NOMINEES HGB0125	310266001 a/c	362
CLYDESDALE NOMINEES HGB0125	310311901 a/c	660
CLYDESDALE NOMINEES HGB0125	310567701 a/c	490
CLYDESDALE NOMINEES HGB0125	310589801 a/c	323
CLYDESDALE NOMINEES HGB0125	310590101 a/c	331
CLYDESDALE NOMINEES HGB0125	310594401 a/c	565
CLYDESDALE NOMINEES HGB0125	700009301 a/c	729
CLYDESDALE NOMINEES HGB0125	700066201 a/c	578
CLYDESDALE NOMINEES HGB0125	700083201 a/c	432
CLYDESDALE NOMINEES HGB0125	700106501 a/c	583
CLYDESDALE NOMINEES HGB0125	700133201 a/c	505
CLYDESDALE NOMINEES HGB0125	700204501 a/c	759
CLYDESDALE NOMINEES HGB0125	700235501 a/c	581
CLYDESDALE NOMINEES HGB0125	48322101 a/c	3,260
CLYDESDALE NOMINEES HGB0125	59579802 a/c	1,013
CLYDESDALE NOMINEES HGB0125	69334002 a/c	289
CLYDESDALE NOMINEES HGB0125	70160102 a/c	1,175
CLYDESDALE NOMINEES HGB0125	70383302 a/c	2,719
CLYDESDALE NOMINEES HGB0125	87093402 a/c	1,176
CLYDESDALE NOMINEES HGB0125	70002202 a/c	410
CLYDESDALE NOMINEES HGB0125	700207002 a/c	2,237
CLYDESDALE NOMINEES HGB0125	70309403 a/c	534
CLYDESDALE NOMINEES HGB0125	87093403 a/c	434
GERRARD NOMINEES LIMITED 602698 A/C		475
GERRARD NOMINEES LIMITED 603856 A/C		3,040
GERRARD NOMINEES LIMITED 631118 A/C		4,000
GERRARD NOMINEES LIMITED 643975 A/C		1,800
GERRARD NOMINEES LIMITED 659442 A/C		650
GERRARD NOMINEES LIMITED 659792 A/C		640
GERRARD NOMINEES LIMITED 660137 A/C		500
GERRARD NOMINEES LIMITED 660302 A/C		1,500
GERRARD NOMINEES LIMITED 660318 A/C		14,500
GERRARD NOMINEES LIMITED 660430 A/C		230
GERRARD NOMINEES LIMITED 660632 A/C		1,350
GERRARD NOMINEES LIMITED 660758 A/C		6,000
GERRARD NOMINEES LIMITED 660851 A/C		6,500
GERRARD NOMINEES LIMITED 660968 A/C		713
GERRARD NOMINEES LIMITED 768557 A/C		3,350
GERRARD NOMINEES LIMITED 770101 A/C		2,500
GERRARD NOMINEES LIMITED 781271 A/C		3,000
GRIEG MIDDLETON NOMINEES LIMITED		269,127
GRIEG MIDDLETON NOMINEES LIMITED 126066DA A/C		400
GRIEG MIDDLETON NOMINEES LIMITED 523475DN A/C		50,000
INVESTORS BANK AND TRUST CO.		5,750,949
JP MORGAN (BGI CUSTODY) 16331 A/C		148,099
JP MORGAN (BGI CUSTODY) 16338 A/C		33,400
JP MORGAN (BGI CUSTODY) 16341 A/C		308,768
JP MORGAN (BGI CUSTODY) 16342 A/C		70,947
JP MORGAN (BGI CUSTODY) 16400 A/C		4,461,191
JP MORGAN (BGI CUSTODY) 17011 A/C		9,452
JP MORGAN (BGI CUSTODY) 18408 A/C		23,973
JPMORGAN CHASE BANK		784,616
MASTER TRUST BANK		1,345
MELLON TRUST - US CUSTODIAN/		22,275
MITSUBISHI TRUST INTERNATIONAL		700
MITSUI ASSET		9,203
R C GREIG NOMINEES LTD		1,821,732

R C GREIG NOMINEES LTD AK1 A/C	602,498
R C GREIG NOMINEES LTD BL1 A/C	145,954
R C GREIG NOMINEES LTD CM1 A/C	75,790
R C GREIG NOMINEES LTD GP1 A/C	182,421
R C GREIG NOMINEES LTD SA1 A/C	109,381
REFLEX NOMINEES LTD	157
STATE STREET BANK AND TRUST CO	18,980
STATE STREET BOSTON	290,367
TRUST & CUSTODY SERVICES BANK	5,882
ZEBAN NOMINEES LTD	351,162

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 7 AUGUST 2006

12. Total holding following this notification: 17,045,612 SHARES (AT 1 AUGUST 2006)

13. Total percentage holding of issued class following this notification*: 3.005%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 7 AUGUST 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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DOCUMENTS FILED WITH COMPANIES HOUSE

11 JULY TO 07 AUGUST 2006

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates



Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	05	2006	|	|	|||

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	12,911		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	661.23p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	12,911
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**12,911**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 12.06.06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/9049	Tel: 01903 833250
DX number	DX exchange

HFPO83

RECEIVED

2006 AUG 14 P

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

ompany Number: 137013

ompany name in full: SMITHS GROUP PLC

1 of 1

hares allotted (including bonus shares):

ate or period during which ares were allotted *shares were allotted on one date ter that date in the "from" box.)*

	From Day	From Month	From Year	To Day	To Month	To Year
	07	06	2006			

ass of shares *dinary or preference etc)*	Ordinary	Ordinary	
umber allotted	946	592	
ominal value of each share	25p	25p	
nount (if any) paid or due on each are *(including any share premium)*	554.00p	525.00p	

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up

onsideration for which e shares were allotted *is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ntract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Ms Vincent John Allison	Class of shares allotted	Number alloted
Address	78 Falkland Park Avenue, South Norwood, London.	Ordinary	378
Postcode	SE25 6SH		

Name	Mr Graham Charles Howell	Class of shares allotted	Number alloted
Address	3 Histons Drive, Codsall, Wolverhampton, West Midlands.	Ordinary	991
Postcode	WV8 2ET		

Name	Ms Marion Gwendoline Davis	Class of shares allotted	Number alloted
Address	3 Maywater Close, South Croydon, Surrey.	Ordinary	169
Postcode	CR2 0RS		

Name		Class of shares allotted	Number allotted
Address			
Postcode			

Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,538**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

gned Assistant [signature] **Date** 21/07/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address, ephone number and, if available, DX number and Exchange of the rson Companies House should ntact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	137013
:ompany name in full	SMITHS GROUP PLC
	1 of 1

;hares allotted (including bonus shares):

)ate or period during which hares were allotted
'f shares were allotted on one date nter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	07	2006			

:lass of shares *)rdinary or preference etc)*	Ordinary		
lumber allotted	1,238		
lominal value of each share	25p		
.mount (if any) paid or due on each hare *(including any share premium)*	525.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

; that each share is to be eated as paid up			

onsideration for which ıe shares were allotted
'his information must be supported by e duly stamped contract or by the duly amped particulars on Form 88(3) if the ıntract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Mr Ian Gilchrist	Class of shares allotted	Number alloted
Address	1 Dalys Park, Londonderry, County Londonderry.	Ordinary	1,106
Postcode	BT47 1SE		
Name	Mr Robert Mcalister	Class of shares allotted	Number alloted
Address	117 Plantation Road, Leighton Buzzard, Bedfordshire.	Ordinary	132
Postcode	LU7 3HJ		
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,238**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 12.07.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact should there be any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID 142CN Desig ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	6,500
UK Postcode EC2R 6DA		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**6,500**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ~~Assistant~~ [signature] Date 20/07/2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/E9826	Tel: 01903 833250
DX number	DX exchange

RECEIVED

2006 AUG 14 P 1:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Share:

HFPO83

ompany Number: 137013

ompany name in full: SMITHS GROUP PLC

1 of 1

hares allotted (including bonus shares):

ate or period during which
ıares were allotted
shares were allotted on one date
ter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	07	2006			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	46	668	34
ominal value of each share	25p	25p	25p
nount (if any) paid or due on each are *(including any share premium)*	525.00p	554.00p	704.00p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
ated as paid up

onsideration for which
shares were allotted
is information must be supported by duly stamped contract or by the duly mped particulars on Form 88(3) if the ntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Mr David Lloyd Murray Address 4 Thornlea Avenue, Ballymena, County Antrim. Postcode BT43 5NF	Class of shares allotted Ordinary	Number alloted 748
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **748**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 19/7/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact should there be any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,968		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	823p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS Part ID : 142CN Address 20, Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 1,968
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,968**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] Date 25.07.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./JL/9919	Tel: 01903 833874
DX number	DX exchange

Return of Allotment of Share:

:HFPO83

:ompany Number | 137013

:ompany name in full | SMITHS GROUP PLC

1 of 1

hares allotted (including bonus shares):

ate or period during which
iares were allotted
*' shares were allotted on one date
iter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year
	26	07	2006			

lass of shares *rdinary or preference etc)*	Ordinary	Ordinary	Ordinary
umber allotted	1,482	573	1,354
ominal value of each share	25p	25p	25p
nount (if any) paid or due on each iare *(including any share premium)*	721.00p	554.00p	525.00p

st the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be
:ated as paid up

onsideration for which
e shares were allotted
*iis information must be supported by
duly stamped contract or by the duly
mped particulars on Form 88(3) if the
itract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details		Shares and share class allotted	
Name	Mr Alan Leslie Fowler	Class of shares allotted	Number alloted
Address	Fairview Cottage, Warren Corner, Ewshot, Surrey.	Ordinary	1,482
Postcode	GU10 5AT		
Name	Mrs Julie Christine Blythe **Deceased** (Executrix : Miss Jennifer Anne Blythe)	Class of shares allotted	Number alloted
Address	Flat 4, Lyngham Court, Crouch Hill, London.	Ordinary	1,119
Postcode	N4 4AB		
Name	Mr Donal Convery	Class of shares allotted	Number alloted
Address	15 Ballynock Road, Maghera, County Londonderry.	Ordinary	808
Postcode	BT46 5PH		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,409**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

igned Assistant **Date** 26.07.2006

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

lease give the name, address, ·lephone number and, if available, DX number and Exchange of the ɘrson Companies House should ɔntact should there be any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Return of Allotment of Shares

RECEIVED
2006 AUG 14 P
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,532		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	790p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,532
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,532**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 01.08.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./AL/10053 Tel: 01903 833250

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	34,653	264,666	411,758
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	721.00p	608.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name: Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 11

gned Assistant [signature] **Date** 01.08.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ease give the name, address,
ephone number and, if available,
DX number and Exchange of the
rson Companies House should
ntact if there is any query.

Smiths Group plc (Ms.Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	461	85	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	704.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED LIST	Class of shares allotted Ordinary	Number alloted 711,623
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number alloted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **711,623**

Please enter the number of continuation sheet(s) (if any) attached to this form : 10

gned Assistant **Date** 01.08.2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

ase give the name, address, phone number and, if available, X number and Exchange of the son Companies House should tact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

1 August 2006

Table of exercises of Scheme options

Column A Name of optionholder		*Column B* No of Smiths Group shares allotted	*Column C* Exercise price / share [pence]	*Column D* Aggregate exercise price
LORRAINE	BARKER	461	525p	£2,420.25
LORRAINE	BARKER	85	704p	£598.40
MARTIN	BARTHOLOMEW	509	721p	£3,669.89
BARBARA MARY	BATE	203	721p	£1,463.63
RICHARD	BATES	1,019	721p	£7,346.99
SYLVIA ROSALIND	BEACH	203	721p	£1,463.63
RAYMOND PAUL	BENNETT	509	721p	£3,669.89
JAMES ALBERT	BOUCHER	203	721p	£1,463.63
ALAN ROBERT	BRITTAIN	509	721p	£3,669.89
JANET	CAUSON	611	721p	£4,405.31
ALLEN WILLIAM	COOK	509	721p	£3,669.89
GRAHAM JOHN	COOK	101	721p	£728.21
LINDA CHRISTINE	COOK	203	721p	£1,463.63
KEVAN GEORGE	COOPER	203	721p	£1,463.63
MAHENDRAKUMAR CHHAGANLAL	DABHI	1,019	721p	£7,346.99
PAUL MARTYN	DAFFURN	407	721p	£2,934.47
CHRISTOPHER DAVID	DANIELS	1,019	721p	£7,346.99
HANUMAN	DASS	305	721p	£2,199.05
SARAH	DAVIS	407	721p	£2,934.47
JOHN TIMOTHY	DAWBER	254	721p	£1,831.34
DAVID CHARLES	DAWKINS	509	721p	£3,669.89
TRACY JANE	DAY	203	721p	£1,463.63
NEIL EDWARD	DOOLEY	101	721p	£728.21
ALLAN MICHAEL	DREW	2,038	721p	£14,693.98
SUSAN FRANCES MARY	DYER	101	721p	£728.21
PAUL DAVID	EDWARDS	509	721p	£3,669.89
ANDREW RICHARD	FLAVELLE	407	721p	£2,934.47
JONATHAN MCNEILL	FLINT	101	721p	£728.21
IAN DAVID	FOX	407	721p	£2,934.47
STEPHEN	FOX	254	721p	£1,831.34
ANTHONY VICTOR	FRANCIS	101	721p	£728.21
STEPHEN	FRANKO	509	721p	£3,669.89
IAN DOUGLAS	HARMAN	101	721p	£728.21
RAYMOND GEORGE	HEAD	305	721p	£2,199.05
PHILLIP DAVID	HICKS	305	721p	£2,199.05
NIGEL MARK	HILL	407	721p	£2,934.47
DEBORAH ELAINE	HILLS	815	721p	£5,876.15
RAYMOND ALAN	HORNE	509	721p	£3,669.89
DAVID JOHN	HOUNSELL	356	721p	£2,566.76
JOHN RICHARD	HUNT	254	721p	£1,831.34
MORTAZA	JALALI	305	721p	£2,199.05
AHSAN	JAWAID	407	721p	£2,934.47
CAROL	JONES	407	721p	£2,934.47
CHRISTOPHER JOHN	LEA	1,121	721p	£8,082.41
JOHN FRANCIS	LENNON	101	721p	£728.21
DAVID DENNIS	LEWIS	254	721p	£1,831.34
MICHAEL KEITH	LUDLOW	305	721p	£2,199.05
DEREK	MANSELL	203	721p	£1,463.63

PHILIP ALFRED	MANSFIELD	713	721p	£5,140.73
PATRICIA ANN	MCROBERT	203	721p	£1,463.63
THOMAS CUTHBERT	MILLS	407	721p	£2,934.47
DONALD RAYMOND	MORRIS	509	721p	£3,669.89
RICHARD JEREMY	OSBORN	203	721p	£1,463.63
ALISON JUNE	PERRY	203	721p	£1,463.63
DAVID PHILIP	POORE	509	721p	£3,669.89
CHRISTOPHER JOHN	RAWLINGS	101	721p	£728.21
SIMON JOHN	READ	407	721p	£2,934.47
ALAN JAMES	ROBERTS	509	721p	£3,669.89
JOHN CHRISTOPHER	ROBERTS	203	721p	£1,463.63
GERARD MICHAEL	RUSHE	1,019	721p	£7,346.99
JACQUELINE ORA	SHAW	1,019	721p	£7,346.99
MADGE BEVERLEY	SHEPPARD	1,019	721p	£7,346.99
ANDREW MICHAEL	SISLEY	254	721p	£1,831.34
NICHOLAS STEPHEN	SLINN	1,019	721p	£7,346.99
THOMAS LESLIE	SMITH	305	721p	£2,199.05
IAN DOUGLAS	STACE	305	721p	£2,199.05
ALISTAIR PAUL	STEVEN	713	721p	£5,140.73
PETER JOHN	STEVENS	509	721p	£3,669.89
DEBORAH-ROSE	STEWART	203	721p	£1,463.63
RAYMOND JOSEPH	STONE	509	721p	£3,669.89
HEATHER	STOREY-MOORE	305	721p	£2,199.05
ELIZABETH JOAN	SURMAN	152	721p	£1,095.92
TREVOR JAMES	TALBOT	509	721p	£3,669.89
MARIANNE LOUISE	TONKIN	407	721p	£2,934.47
GORDON ARTHUR	TULLY	305	721p	£2,199.05
RANDAL KEVIN	WALKER	1,019	721p	£7,346.99
IAN ROY	WILBRAHAM	713	721p	£5,140.73
STEPHEN MARK	WRIGHT	305	721p	£2,199.05
KEITH	YATES	509	721p	£3,669.89
RALPH CHARLES	ALLAN	555	608p	£3,374.40
JOHN	ALLEN	277	608p	£1,684.16
IAN	ALLISON	555	608p	£3,374.40
ROBERT MICHAEL	ANDERSON	1,110	608p	£6,748.80
GRAHAM KEITH	ANDREWS	277	608p	£1,684.16
SUSAN JANE	ANDREWS	222	608p	£1,349.76
TERRY	ANDREWS	333	608p	£2,024.64
TREVOR JOHN	ANDREWS	222	608p	£1,349.76
JACQUELINE	APPS	111	608p	£674.88
JOHN WILLIAM	ARKELL	333	608p	£2,024.64
SEAN EDWARD	ATKINS	555	608p	£3,374.40
JENNIFER MARGARET	ATTWOOD	444	608p	£2,699.52
SUSAN JANE	BACHMANN	555	608p	£3,374.40
BARRIE CLIFFORD	BAILEY	1,332	608p	£8,098.56
KEVIN GEORGE	BAIN	444	608p	£2,699.52
WILLIAM HARRY	BALDI	111	608p	£674.88
FREDERICK CHARLES	BARNETT	666	608p	£4,049.28
IAN LESLIE	BARNETT	555	608p	£3,374.40
KELVIN JOHN	BARNETT	1,776	608p	£10,798.08
RICKY STEPHEN	BASE	444	608p	£2,699.52
TIMOTHY WILLIAM JAMES	BAYLIFFE	444	608p	£2,699.52
RICHARD	BAYLISS	1,110	608p	£6,748.80
ANDREW ALBERT	BEARD	444	608p	£2,699.52
DAVID JOHN	BEBBINGTON	555	608p	£3,374.40
STEPHEN JOHN	BECK	1,110	608p	£6,748.80
KATHLEEN	BEDFORD	222	608p	£1,349.76
MICHAEL ROBERT	BENDALL	277	608p	£1,684.16

DAVID ANDREW	BENNEYWORTH	555	608p	£3,374.40
CHRISTOPHER	BERRY	333	608p	£2,024.64
SANDRA ANNE	BETTERIDGE	444	608p	£2,699.52
JONATHAN MARCUS	BEVAN	1,110	608p	£6,748.80
EDWARD SEAN	BILLINGTON	1,110	608p	£6,748.80
MARION JEAN	BIZSLEY	222	608p	£1,349.76
PETER MICHAEL	BLAKE	166	608p	£1,009.28
TONI ANDREW	BLAKE	555	608p	£3,374.40
DAVID MALCOLM	BLANCHARD	555	608p	£3,374.40
THOMAS	BLANCHET	444	608p	£2,699.52
KEITH WILLIAM	BLOTT	555	608p	£3,374.40
CHRISTOPHER ROBERT	BOSTON	222	608p	£1,349.76
PETER	BOWDEN	166	608p	£1,009.28
STEPHEN KEITH	BOWLER	222	608p	£1,349.76
JOHN STEPHEN	BOYES	222	608p	£1,349.76
BARBARA ANN	BOZWARD	333	608p	£2,024.64
JOHN ANTHONY	BOZWARD	666	608p	£4,049.28
ALVIN ERNEST	BRADBURY	222	608p	£1,349.76
CHRISTOPHER RICHARD	BRETTINGHAM	222	608p	£1,349.76
ANNE KATHLEEN	BRIDGE	333	608p	£2,024.64
DAVID JOHN	BRITTAIN	1,110	608p	£6,748.80
LINDA EILEEN	BROAD	333	608p	£2,024.64
ALBERT EDWARD	BROWN	222	608p	£1,349.76
PAUL RICHARD	BROWN	333	608p	£2,024.64
TERENCE ARTHUR	BRYAN	1,110	608p	£6,748.80
VANESSA MARGARET TUDER	BUCKLEY	555	608p	£3,374.40
ROBERT HENRY KEITH MILES	BULLOCK	555	608p	£3,374.40
ANDREW DAVID	CAFFYN	1,110	608p	£6,748.80
IAN JOHN	CAIRNS	333	608p	£2,024.64
ROBERT EDWARD	CALLAN	1,110	608p	£6,748.80
ROBERT JOHN	CAMPLING	777	608p	£4,724.16
TERENCE JOHN	CARLESS	555	608p	£3,374.40
DAVID PAUL	CARPENTER	222	608p	£1,349.76
KEVIN	CARTWRIGHT	555	608p	£3,374.40
PETER JOHN	CARTWRIGHT	222	608p	£1,349.76
FELICIANA	CASAMBROS	222	608p	£1,349.76
IAN JOSEPH	CASSON	222	608p	£1,349.76
WILLIAM JAMES	CAUSON	555	608p	£3,374.40
DAVID WILLIAM GEORGE	CHANDLER	222	608p	£1,349.76
GRAHAM ALBERT	CHANDLER	277	608p	£1,684.16
MARTIN	CHANDLER	555	608p	£3,374.40
KEVIN EDMUND	CHEALE	832	608p	£5,058.56
WILLIAM FRANCIS	CHEER	333	608p	£2,024.64
ANDREW JOHN	CLARK	1,110	608p	£6,748.80
FRANCES PATRICIA	CLATWORTHY	111	608p	£674.88
PETER	CLAYTON	111	608p	£674.88
SUZANNE CLARE	CLEMENTS	555	608p	£3,374.40
ESTELITA BIHASA	CLOAKE	444	608p	£2,699.52
PETER JOHN	CLOAKE	444	608p	£2,699.52
GARRY JAMES	COATES	1,110	608p	£6,748.80
ANDREW DAVID	COCKERILL	444	608p	£2,699.52
JEFFREY RAYMOND	COCKRAM	444	608p	£2,699.52
ANTHONY DAVID	COLLINS	333	608p	£2,024.64
LYNETTE JEAN	COOKE	222	608p	£1,349.76
MARY ANN	COOPER	111	608p	£674.88
DAVID IAN	COX	666	608p	£4,049.28
RUPERT ALLAN	COX	1,665	608p	£10,123.20

STEPHEN CHRISTOPHER JAMES	COX	555	608p	£3,374.40
SIMON HOWARD	COXALL-APPS	333	608p	£2,024.64
DOROTHY ANNE	COXON	261	608p	£1,586.88
PETER WILLIAM	CREEK	555	608p	£3,374.40
ROLAND WYNNE	CRUDEN	666	608p	£4,049.28
DEBORAH JOY	CULHAM	1,110	608p	£6,748.80
PAUL JOHN	CULHAM	555	608p	£3,374.40
ANTHONY JAMES	CUMBERLIDGE	222	608p	£1,349.76
FLORENTINA	CUSTODIO	444	608p	£2,699.52
KEITH FREDRICK	DACE	555	608p	£3,374.40
MICHAEL JAMES	DAFFIN	333	608p	£2,024.64
MICHAEL DENIS	DALTON	555	608p	£3,374.40
BRIAN ANTHONY	DANIELS	444	608p	£2,699.52
ROBERT JOHN	DANN	444	608p	£2,699.52
GILLIAN SARAH	DAVIES	1,110	608p	£6,748.80
ALAN JOHN	DAVIS	444	608p	£2,699.52
JAMES DOUGLAS	DAVIS	888	608p	£5,399.04
JOHN HOWARD	DAVIS	555	608p	£3,374.40
GEORGE ERNEST	DAY	222	608p	£1,349.76
RAYMOND FRANK	DAY	111	608p	£674.88
ROGER	DAY	1,110	608p	£6,748.80
TRACY JANE	DAY	222	608p	£1,349.76
NICHOLAS PAUL	DEACKES	666	608p	£4,049.28
VANESSA ELEANOR	DEAKIN	555	608p	£3,374.40
DEREK JOHN DAVID	DEBENHAM	333	608p	£2,024.64
ALAN JAMES	DIVER	444	608p	£2,699.52
PETER GRAHAM	DODSON	111	608p	£674.88
COLIN	DOUGLAS	444	608p	£2,699.52
JENNIFER ANNE	DURIE	222	608p	£1,349.76
MARTIN IAN	DURRANT	1,110	608p	£6,748.80
CHARLES GEOFFREY	DUSTING	222	608p	£1,349.76
DAVID STEPHEN	EALES	1,998	608p	£12,147.84
ROGER CLIVE	ELLIS	1,110	608p	£6,748.80
ARTHUR KENNETH	EVANS	555	608p	£3,374.40
DESMONDE LESLIE	EVANS	277	608p	£1,684.16
HUGH NORMAN	EVANS	1,110	608p	£6,748.80
ANTHONY	EWING	555	608p	£3,374.40
ERNEST	FAGG	111	608p	£674.88
JOHN MARTIN	FAHERTY	333	608p	£2,024.64
BRIAN ANDREW	FARISH	333	608p	£2,024.64
WILLIAM	FEIGHERY	277	608p	£1,684.16
COLIN ROBERT	FEWSTER	444	608p	£2,699.52
VICTOR ROBERT	FISHER	555	608p	£3,374.40
CHRISTOPHER PAUL	FLETCHER	277	608p	£1,684.16
JOHN ANTHONY	FORD	277	608p	£1,684.16
CHRISTOPHER DAVID	FOULKES	222	608p	£1,349.76
PAUL RAYMOND	FOWLER	666	608p	£4,049.28
DEAN ALEXANDER	FREESTONE	1,110	608p	£6,748.80
ROGER NORMAN	FRY	277	608p	£1,684.16
PHILOMENA GERALDINE MARY	GAIR	777	608p	£4,724.16
STEPHEN FRANK	GARDINER	1,110	608p	£6,748.80
MICHAEL JOHN	GARLICK	555	608p	£3,374.40
WILLIAM	GARROD	555	608p	£3,374.40
TONY	GEARY	555	608p	£3,374.40
JONATHAN	GENT	222	608p	£1,349.76
MOHINDER SINGH	GILL	111	608p	£674.88
COLIN STANLEY	GLENDALL	222	608p	£1,349.76

MARK DUNCAN	GLENNERSTER	555	608p	£3,374.40
MICHAEL	GLENNY	2,775	608p	£16,872.00
BRYAN DAVID	GODWIN	222	608p	£1,349.76
JONATHAN CLIFFORD	GOODING	777	608p	£4,724.16
JAMES EDWARD	GORE	1,665	608p	£10,123.20
KAREN GAIL	GORING	1,110	608p	£6,748.80
DIANE ELIZABETH	GORTON	555	608p	£3,374.40
LESLEY	GOUGH	444	608p	£2,699.52
IAN	GOULD	555	608p	£3,374.40
JOHN WALTON	GRACE	388	608p	£2,359.04
MARTIN BLAIZE	GRAHAM	1,110	608p	£6,748.80
MICHAEL JOHN	GRAHAM	333	608p	£2,024.64
TREVOR MARK	GRANT	222	608p	£1,349.76
WILLIAM VERNON	GREEN	2,775	608p	£16,872.00
ALAN JOHN	GROVE	555	608p	£3,374.40
CAROLINE ELIZABETH	HADDRELL	555	608p	£3,374.40
ROGER	HADDRELL	555	608p	£3,374.40
ANTHONY	HAILS	166	608p	£1,009.28
CHRISTOPHER JOHN	HALE	111	608p	£674.88
GARY	HALL	832	608p	£5,058.56
JEFFREY MALCOLM	HALL	444	608p	£2,699.52
STEPHEN JOHN	HALL	222	608p	£1,349.76
LOUISE ALEXANDRA	HAMILTON	555	608p	£3,374.40
MICHAEL JOHN	HAMMOND	555	608p	£3,374.40
STEVEN PETER	HAMMOND	555	608p	£3,374.40
MARK EDMUND	HANDS	444	608p	£2,699.52
EDWARD	HANNA	555	608p	£3,374.40
GRAHAM STUART	HARDCASTLE	2,775	608p	£16,872.00
MICHAEL JOHN	HARDMAN	333	608p	£2,024.64
PHILIP ANDREW	HASLER	333	608p	£2,024.64
EILEEN	HAYES	555	608p	£3,374.40
DIANE DOROTHY	HAYNES	333	608p	£2,024.64
JOHN MICHAEL	HAYNES	1,332	608p	£8,098.56
TIMOTHY	HAYWOOD	1,110	608p	£6,748.80
RAYMOND GEORGE	HEAD	777	608p	£4,724.16
MICHAEL JAMES	HEALY	555	608p	£3,374.40
MARK ROGER	HEATH	333	608p	£2,024.64
PATRICIA ANNE	HEMMING	333	608p	£2,024.64
JACQUELINE CLAIRE	HENDRY	333	608p	£2,024.64
PAUL	HENDRY	555	608p	£3,374.40
GERALD PATRICK	HENRY	555	608p	£3,374.40
DAWN ELIZABETH	HERRIDGE	222	608p	£1,349.76
ALAN EDWARD	HILL	1,110	608p	£6,748.80
ROBERT LESLIE	HILL	832	608p	£5,058.56
EDWARD DANIEL	HINGLEY	555	608p	£3,374.40
KASTUR NAVIN	HIRANI	1,776	608p	£10,798.08
CHRISTINE YVONNE	HITCHON	555	608p	£3,374.40
NIGEL JAMES	HOGARTH	777	608p	£4,724.16
STEPHEN RYAN	HOLDER	333	608p	£2,024.64
JONATHAN ROBERT WILFRED	HONOUR	555	608p	£3,374.40
NEIL ANDREW	HOOK	333	608p	£2,024.64
STEPHEN JOHN	HOOPER	777	608p	£4,724.16
KEITH ANDREW	HOPKINS	555	608p	£3,374.40
DIANE HAZEL	HOPWOOD	555	608p	£3,374.40
CLIVE MARTIN	HORNE	222	608p	£1,349.76
ALAN STEPHEN	HOUNSELL	555	608p	£3,374.40
JENNIFER ANNE	HOUNSELL	333	608p	£2,024.64
BETTY DIANE	HOWARD	666	608p	£4,049.28

MARGARET ELIZABETH	HOWARTH	555	608p	£3,374.40
NICHOLAS JOHN	HOWE	555	608p	£3,374.40
SANDRA	HOWES	55	608p	£334.40
MICHAEL JOHN	HOWSE	444	608p	£2,699.52
ANNE CAROLE	HUGHES	832	608p	£5,058.56
MARTYN ROY	HUGHES	222	608p	£1,349.76
DANIEL ANTHONY KEVIN	HUNT	555	608p	£3,374.40
JOHN RICHARD	HUNT	444	608p	£2,699.52
PHILIP WILLIAM	HUNT	444	608p	£2,699.52
DAPHNE CAROLINE FRYER	HUNTLEY	555	608p	£3,374.40
DAVID JOHN	HUTTON	777	608p	£4,724.16
ANTHONY RICHARD	JACKSON	555	608p	£3,374.40
MARK SYDNEY	JACKSON	666	608p	£4,049.28
AHSAN	JAWAID	666	608p	£4,049.28
DAVID	JEFFERY	555	608p	£3,374.40
NORMAN FRANK	JEFFERY	888	608p	£5,399.04
ELIOT ROBERT	JEFFRIES	2,220	608p	£13,497.60
KAREN	JENKINS	277	608p	£1,684.16
CHRISTOPHER ARTHUR	JENNS	999	608p	£6,073.92
CARL DOUGLAS	JEYNES	555	608p	£3,374.40
JACQUELINE	JEYNES	333	608p	£2,024.64
CHARLES MICHAEL	JOHNSON	832	608p	£5,058.56
JANE	JONES	555	608p	£3,374.40
KENNETH ERNEST	JOYNES	277	608p	£1,684.16
JOHN MALCOLM	JUPE	1,387	608p	£8,432.96
VINCENT	KEAVNEY	555	608p	£3,374.40
JONATHAN CLIVE	KEDWARD	555	608p	£3,374.40
DAVID KENNADY	KEELING	1,665	608p	£10,123.20
JAMES NICHOLAS	KEELING	555	608p	£3,374.40
DAVID JAMES	KELLY	222	608p	£1,349.76
FRANCES ANN	KELLY	555	608p	£3,374.40
MICHAEL CHRISTOPHER	KENT	555	608p	£3,374.40
CHARLES PETER	KERRIGAN	666	608p	£4,049.28
PETER JOHN	KILN	277	608p	£1,684.16
ADRIAN	KINGSBURY	555	608p	£3,374.40
NIGEL WILLIAM	LAMB	1,221	608p	£7,423.68
DAVID EDWIN	LAMBERT	1,110	608p	£6,748.80
KENNETH	LAMBERT	444	608p	£2,699.52
ROBERT ALAN	LANE	555	608p	£3,374.40
PETER FRANCIS	LANSDOWN	111	608p	£674.88
PETER JOHN	LARK	333	608p	£2,024.64
BARRY	LEACH	555	608p	£3,374.40
STEPHEN JOHN	LEARNER	555	608p	£3,374.40
ROBERT	LEDAMUN	666	608p	£4,049.28
RACHEL ABIGAIL	LEE	222	608p	£1,349.76
STEPHEN ADAM	LIGHTSTONE	333	608p	£2,024.64
JAMES	LILLEY	444	608p	£2,699.52
MARK	LINDER	2,775	608p	£16,872.00
ALASTAIR JAMES	LING	555	608p	£3,374.40
MICHAEL	LOCK	222	608p	£1,349.76
ANNE JACQUELINE	LOWE	333	608p	£2,024.64
HOWARD WILLIAM HENRY	LOWE	333	608p	£2,024.64
MARTIN JAMES	LUSH	832	608p	£5,058.56
MALCOLM LEONARD	MACEY	222	608p	£1,349.76
ANTHONY ANGUS	MACKENZIE	222	608p	£1,349.76
REGINALD ALFRED	MAFFEY	444	608p	£2,699.52
BRYAN RICHARD	MANN	1,110	608p	£6,748.80

PHILIP ALFRED	MANSFIELD	222	608p	£1,349.76
COLIN	MARSHALL	1,110	608p	£6,748.80
DAVID EDWARD	MARTIN	1,665	608p	£10,123.20
IAN ARTHUR	MARTIN	888	608p	£5,399.04
IAN JOHN	MARTIN	333	608p	£2,024.64
STEVEN ANTHONY	MARTIN	333	608p	£2,024.64
ANDREW JOHN	MASON	555	608p	£3,374.40
NICHOLAS LANCE	MASON	333	608p	£2,024.64
WALTER	MATESZKO	1,665	608p	£10,123.20
DAVID ANTHONY	MATIC	666	608p	£4,049.28
JUNE ELIZABETH	MATIC	277	608p	£1,684.16
WILLIAM RICHARD	MAWER	2,775	608p	£16,872.00
JENNIFER MARGARET	MCCARTHY	555	608p	£3,374.40
CLIVE CIARAN	MC-CARTHY	555	608p	£3,374.40
BRUCE RAYMOND	MCCREE	333	608p	£2,024.64
JUNE	MC-DONALD	111	608p	£674.88
NIGEL KENNETH	MCIVER	555	608p	£3,374.40
MARILYN ANNE	MCKENNA	222	608p	£1,349.76
SIDNEY VICTOR	MCKNIGHT	277	608p	£1,684.16
PATRICIA ANN	MCROBERT	222	608p	£1,349.76
MALCOLM RONALD	MEDDINGS	888	608p	£5,399.04
MARGARET JANE	MEDDINGS	277	608p	£1,684.16
ROBERT JAMES	MEDDINGS	277	608p	£1,684.16
IAN JAMES	MESSENGER	1,110	608p	£6,748.80
STEPHEN DONOVAN	MILES	666	608p	£4,049.28
STEPHEN CHARLES	MILLS	777	608p	£4,724.16
CLAIR	MITCHELL	666	608p	£4,049.28
TERENCE	MITCHELL	888	608p	£5,399.04
GILLIAN SUSAN	MOORE	1,887	608p	£11,472.96
DAVID JOHN	MORGAN	888	608p	£5,399.04
RICHARD	MORGAN	222	608p	£1,349.76
SUSAN LAURA	MORGAN	388	608p	£2,359.04
LYNN YVONNE	MORO	111	608p	£674.88
DAVID	MORRIS	555	608p	£3,374.40
ROBERT JOHN	MOXEY	333	608p	£2,024.64
DAVID	MURDOCH	444	608p	£2,699.52
JUDITH ANN	MURPHY	444	608p	£2,699.52
STEPHEN JOHN	MUSTOE	555	608p	£3,374.40
RICHARD KEITH	MYERS	1,665	608p	£10,123.20
WILLIAM JOSEPH HARRY	NAISH	388	608p	£2,359.04
SIMON ALAN	NEAME	277	608p	£1,684.16
MARK TIMOTHY	NEEVES	80	608p	£486.40
TERENCE CLIVE	NEWMAN	888	608p	£5,399.04
GRAHAM ALUN	NUTTALL	555	608p	£3,374.40
IAN ANDREW	NUTTALL	333	608p	£2,024.64
ADRIAN JOHN	NYLAND	444	608p	£2,699.52
BRIAN DAVID	OLIVER	444	608p	£2,699.52
DAVID FRANCIS	OWEN	555	608p	£3,374.40
JASON MERRICK	OWEN	555	608p	£3,374.40
DAVID GARFIELD JOHN	OXNARD	666	608p	£4,049.28
RICHARD JOHN	PADDISON	1,110	608p	£6,748.80
BARRY	PALMER	555	608p	£3,374.40
MICHAEL DAVID EDWARD	PARKER	666	608p	£4,049.28
ASHLEY JAMES	PARKES	111	608p	£674.88
MAHENDRA	PATEL	555	608p	£3,374.40
SAROJBEN B	PATEL	555	608p	£3,374.40
SAVITABEN JAYANTILAL	PATEL	1,443	608p	£8,773.44
SHARAD	PATEL	333	608p	£2,024.64

ANTHONY JOHN	PATTLE	222	608p	£1,349.76
DALE SHAUN	PEACEY	666	608p	£4,049.28
ALAN	PEARCE	333	608p	£2,024.64
ROBERT FRANCIS	PEARCE	555	608p	£3,374.40
CHRISTOPHER JOHN	PEARMAN	555	608p	£3,374.40
ANDREW TIMOTHY	PEART	222	608p	£1,349.76
MICHAEL WILLIAM	PENNEY	222	608p	£1,349.76
ALISON JUNE	PERRY	166	608p	£1,009.28
ROBIN TREVOR	PERRY	555	608p	£3,374.40
RAYMOND EDWARD	PETCH	555	608p	£3,374.40
STEPHEN PUGH	PHELPS	1,665	608p	£10,123.20
GAVIN DAVID	PHILLIPS	555	608p	£3,374.40
IAN ROGER	PHILLIPS	555	608p	£3,374.40
MICHAEL WILLIAM	PHILPOTT	222	608p	£1,349.76
SARAH JOANNE	PHILPOTT	444	608p	£2,699.52
STUART JOHN	PHIPPS	333	608p	£2,024.64
CLIVE ERIC	PIPER	333	608p	£2,024.64
MICHAEL JOHN	PLANT	555	608p	£3,374.40
VALERIE EILEEN	PLAYFAIR	777	608p	£4,724.16
ALLAN JAMES	PONT	444	608p	£2,699.52
STELLA RUTH	POPE	444	608p	£2,699.52
JONATHAN GRAHAM	POTTER	555	608p	£3,374.40
KENNETH JOHN	POTTER	555	608p	£3,374.40
ROLAND ROBERT	POTTER	2,775	608p	£16,872.00
ALFRED GRAHAM	POWELL	444	608p	£2,699.52
ALISON	POWELL	222	608p	£1,349.76
PATRICK DANIEL	POWER	222	608p	£1,349.76
DAVID JAMES	PREECE	222	608p	£1,349.76
JOHN	PREEN	444	608p	£2,699.52
DAVID JOHN	PRICE	555	608p	£3,374.40
JULIE NICOLA	PRICE	555	608p	£3,374.40
RICHARD JOHN DOUGLAS	PRICE	333	608p	£2,024.64
ANNIE LEADBETTER	PRINGLE	1,110	608p	£6,748.80
JOHN	PULHAM	222	608p	£1,349.76
KENNETH ANTHONY	PYE	277	608p	£1,684.16
IAN GEORGE	RAMSAY	555	608p	£3,374.40
FRANCIS	RAMSEY	555	608p	£3,374.40
SIMON ROBERT	RANDELL	444	608p	£2,699.52
STEPHEN BRIAN	RANDLE	555	608p	£3,374.40
ANGELA	RET	555	608p	£3,374.40
MARTYN WILLIAM	REYNOLDS	333	608p	£2,024.64
WYNFORD EDWARD	RICHARDS	555	608p	£3,374.40
STEPHEN THOMAS	RICHES	555	608p	£3,374.40
TIMOTHY JOHN	ROBERTS	555	608p	£3,374.40
EDWARD JOHN	ROBINSON	277	608p	£1,684.16
IAN	ROBINSON	555	608p	£3,374.40
SELWYN ALEXANDER	ROETON	555	608p	£3,374.40
KEVIN ROBERT	ROGERS	444	608p	£2,699.52
LYNNE	ROGERS	555	608p	£3,374.40
GRAHAM CHARLES	ROWE	555	608p	£3,374.40
CEDRIC ALAN	RUSSELL	555	608p	£3,374.40
RICHARD	RUSSELL	555	608p	£3,374.40
SHARON TRACY	SACKETT	277	608p	£1,684.16
JULIAN GARY	SAWOJKA	111	608p	£674.88
NICHOLAS DUDLEY	SAXTON	555	608p	£3,374.40
NICHOLAS	SCARROTT	333	608p	£2,024.64
VALERIE ANN	SCHAFER	444	608p	£2,699.52
PHILIP MICHAEL JOHN	SCHICK	1,110	608p	£6,748.80

PETER JOHN	SCOTT	111	608p	£674.88
STEPHEN GEORGE	SCOTT	555	608p	£3,374.40
EDDIE	SEDGWICK	111	608p	£674.88
PETER	SEKULIC	666	608p	£4,049.28
KAREN	SHAKESPEARE	222	608p	£1,349.76
ALAN CHARLES	SHORT	222	608p	£1,349.76
WILLIAM	SIDDALL	555	608p	£3,374.40
PHILIP JOSEPH	SILVER	999	608p	£6,073.92
STEPHEN PAUL	SIMMONS	333	608p	£2,024.64
DENE	SIMONS	222	608p	£1,349.76
CHRISTOPHER RICHARD	SISSONS	444	608p	£2,699.52
DAVID KEITH	SMITH	1,110	608p	£6,748.80
HAROLD WILLIAM	SMITH	2,109	608p	£12,822.72
JACQELINE	SMITH	222	608p	£1,349.76
ROBERT SIMON	SNOW	499	608p	£3,033.92
HANS PETTER	SOLEROD	333	608p	£2,024.64
MICHAEL GARDNER	STEEL	2,775	608p	£16,872.00
TREVOR JOHN	STEVENS	555	608p	£3,374.40
WILLIAM	STEWART	444	608p	£2,699.52
DOUGLAS EDWARD	STOCKS	555	608p	£3,374.40
JEFFREY	STONE	666	608p	£4,049.28
DAVID ANTHONY	STRANKS	777	608p	£4,724.16
MARK ROBERT	STUART	555	608p	£3,374.40
THERESA MAUREEN	STUBBINGS	222	608p	£1,349.76
ELIZABETH JOAN	SURMAN	555	608p	£3,374.40
ADRIAN CURT	SYKES	333	608p	£2,024.64
BRYAN	TAYLOR	222	608p	£1,349.76
MICHAEL STANLEY	TAYLOR	777	608p	£4,724.16
WILLIAM	TAYLOR	444	608p	£2,699.52
KEVIN LEE	THEYER	277	608p	£1,684.16
CHRISTOPHER MICHAEL	THOMAS	444	608p	£2,699.52
ALAN MATTHEW	THOMSON	2,775	608p	£16,872.00
DAVID ROYSTON	THROSSELL	1,110	608p	£6,748.80
KEITH GRAHAM	TINGLEY	555	608p	£3,374.40
GEORGE	TOCHER	444	608p	£2,699.52
MARIANNE LOUISE	TONKIN	444	608p	£2,699.52
ROBERT CHARLES	TUCKER	444	608p	£2,699.52
VALERIE	TUNNAGE	111	608p	£674.88
CHRISTOPHER STRATTON	TURNBULL	555	608p	£3,374.40
ANDREW JOHN	TURNER	666	608p	£4,049.28
JANE MARIE	TURNER	222	608p	£1,349.76
PHILIP ROGER	TUSTAIN	444	608p	£2,699.52
MARTIN JOHN	VAUGHAN	444	608p	£2,699.52
ANNE ELIZABETH	WALBERG	555	608p	£3,374.40
COLIN JAMES	WALDRON	888	608p	£5,399.04
COLIN CHARLES	WALTERS	222	608p	£1,349.76
STEVEN WILLIAM	WALTON	166	608p	£1,009.28
DAVID	WARD	1,665	608p	£10,123.20
KEVAN	WATKINS	222	608p	£1,349.76
PETER GILES	WATKINS	333	608p	£2,024.64
SUSAN MARJORIE	WATKINS	222	608p	£1,349.76
JULIE ANNE	WATKINSON	277	608p	£1,684.16
ROY DAVID	WATKISS	1,110	608p	£6,748.80
PETER CHARLES	WATTS	555	608p	£3,374.40
KEVIN PAUL	WESTLAKE	333	608p	£2,024.64
CHRISTOPHER SEAN	WHITE	499	608p	£3,033.92
GRAHAM	WHITTAKER	222	608p	£1,349.76
NEIL GEOFFREY	WILKINSON	555	608p	£3,374.40

DAVID	WILLIAMS	166	608p	£1,009.28
LEITA KATHLEEN	WILLIAMS	333	608p	£2,024.64
MARC ANTHONY	WILLIAMS	444	608p	£2,699.52
PHILIP	WILLIAMS	555	608p	£3,374.40
TERESA MAXINE	WILLIAMS	555	608p	£3,374.40
IAN STUART	WILLIS	222	608p	£1,349.76
BARRIE JOHN	WILLS	277	608p	£1,684.16
JOHN DAVID	WILSDON	444	608p	£2,699.52
TERENCE DAVID	WILTSHIRE	444	608p	£2,699.52
ANDREW CHRISTOPHER	WOOD	555	608p	£3,374.40
MALCOLM	WOODCOCK	555	608p	£3,374.40
PAUL	WOODMAN	333	608p	£2,024.64
MICHAEL JOHN	WOPSHOTT	555	608p	£3,374.40
GORDON	WORKMAN	444	608p	£2,699.52
ROY	WORRALL	555	608p	£3,374.40
TERRY GORDON	WORSFOLD	555	608p	£3,374.40
MICHAEL JOHN	WRATTEN	222	608p	£1,349.76
ANTHONY JOHN	WRIGHT	1,110	608p	£6,748.80
ROBERT DAVID	WRIGHT	166	608p	£1,009.28
STEPHEN JOHN	YATES	1,332	608p	£8,098.56
CHRISTOPHER JAMES	YOUNG	2,220	608p	£13,497.60
STEVEN JOHN	ABBOTT	341	554p	£1,889.14
ROBERTA JEAN	ABURROW	136	554p	£753.44
GRAHAM	AKROYD	545	554p	£3,019.30
MICHAEL STEPHEN	ALDIS	341	554p	£1,889.14
JAMES RONALD	ALLAN	614	554p	£3,401.56
THONCHAN	ALLAN	545	554p	£3,019.30
PENNY	ALLEN	272	554p	£1,506.88
PETER JOHN	ALLSOPP	1,023	554p	£5,667.42
COLIN	AMOS	68	554p	£376.72
ROBERT ASHLEY	AMOS	341	554p	£1,889.14
JOHN DAVID	ANDERSON	477	554p	£2,642.58
RAYMOND CHARLES	ANDREWS	682	554p	£3,778.28
DAVID	ANNING	682	554p	£3,778.28
PAOLO	ARCANGELO	272	554p	£1,506.88
PETER GRAHAM	ARTHUR	375	554p	£2,077.50
CHRISTOPHER	ARUNDALE	511	554p	£2,830.94
DAVID	ASCROFT	1,705	554p	£9,445.70
SEAN EDWARD	ATKINS	682	554p	£3,778.28
ROBERT ALBERT	ATTREE	272	554p	£1,506.88
MICHAEL GORDON	AUSTIN	170	554p	£941.80
KEITH	AVERY	170	554p	£941.80
HESHAM	AZZAM	1,705	554p	£9,445.70
PETER JOHN	BADHAM	170	554p	£941.80
BHUBINDER SINGH	BAINS	545	554p	£3,019.30
LEE LORNE	BAKER	341	554p	£1,889.14
SANDRA MICHELLE	BAKER	272	554p	£1,506.88
SIMON CHRISTOPHER	BAKER	102	554p	£565.08
SURESH	BAKRANIA	341	554p	£1,889.14
GARY WILLIAM	BALDWIN	136	554p	£753.44
CHRISTIAN KENNETH	BALFOUR	545	554p	£3,019.30
NEIL GORDON	BALFOUR	682	554p	£3,778.28
STEVEN JAMES	BALLANTINE	341	554p	£1,889.14
IAN COTTER	BAMPTON	170	554p	£941.80
PAUL	BANFIELD	272	554p	£1,506.88
JAGJIT SINGH	BANSAL	170	554p	£941.80
DAVID FRANK GRAHAM	BARAM	1,023	554p	£5,667.42
STEPHEN	BARFOOT	204	554p	£1,130.16

ROGER ANTONY	BARGH	614	554p	£3,401.56
DAVID	BARKER	272	554p	£1,506.88
GRAHAM CHARLES	BARLOW	682	554p	£3,778.28
NIGEL JOHN	BARNES	341	554p	£1,889.14
DANIEL THOMAS	BARRETT	1,705	554p	£9,445.70
TIMOTHY	BATEMAN	204	554p	£1,130.16
JUNE	BAXENDALE	682	554p	£3,778.28
JAMES PHILLIP	BEADLE	545	554p	£3,019.30
ANDREW ALBERT	BEARD	341	554p	£1,889.14
PETER ROBERT	BEAUMONT	1,705	554p	£9,445.70
JOHN	BEELEY	1,023	554p	£5,667.42
JUNE TINA	BENNETT	136	554p	£753.44
NEIL SIDDALL	BENNETT	409	554p	£2,265.86
JULIE ANDREA	BENSON	409	554p	£2,265.86
DUNCAN PHILIP	BERRY	1,364	554p	£7,556.56
MARTIN	BEST	545	554p	£3,019.30
STEVEN JOHN	BEVAN	272	554p	£1,506.88
PREMILA	BHUDIA	682	554p	£3,778.28
MELANIE JANE	BIGGS	341	554p	£1,889.14
ALAN	BIRD	511	554p	£2,830.94
CRAIG ANDREW	BLACKALL	955	554p	£5,290.70
ANGELA	BLAKE	1,023	554p	£5,667.42
STEPHEN	BLAXALL	614	554p	£3,401.56
DAVID MICHAEL	BLOWER	341	554p	£1,889.14
JOHN KENNETH	BOINTON	170	554p	£941.80
LUKE PATRICK	BOLTON	682	554p	£3,778.28
DAVID ALAN	BOND	682	554p	£3,778.28
STEVEN	BONNETT	341	554p	£1,889.14
DANIEL	BOUDIER	341	554p	£1,889.14
JAMES FRASER	BOYD	682	554p	£3,778.28
ALVIN ERNEST	BRADBURY	136	554p	£753.44
STEPHEN PAUL	BRADBURY	170	554p	£941.80
MICHAEL	BRADY	341	554p	£1,889.14
ROSEMARY ANNE	BRAY	170	554p	£941.80
WARREN JOHN	BRAY	136	554p	£753.44
MARTIN	BRAZIER	682	554p	£3,778.28
DAVID ANDREW	BRETT	818	554p	£4,531.72
JOHN MICHAEL	BRETT	614	554p	£3,401.56
KAY	BRETT	409	554p	£2,265.86
GEORGE JAMES	BRIANT	1,023	554p	£5,667.42
EDWARD	BRIGGS	818	554p	£4,531.72
LAUREEN ELIZABETH	BRINE	68	554p	£376.72
DAVID JOHN	BRITTAIN	887	554p	£4,913.98
GRAHAM ARTHUR	BRITTON	341	554p	£1,889.14
PAUL NICHOLAS	BRITTON	341	554p	£1,889.14
DONALD ANDREW ROBERTSON	BROAD	682	554p	£3,778.28
ANTHONY STEPHEN	BROMLEY	818	554p	£4,531.72
JONATHAN MARCUS	BROOK	1,364	554p	£7,556.56
DAVID MICHAEL	BROOKES	1,705	554p	£9,445.70
BELLA	BROOKS	545	554p	£3,019.30
HELEN SARAH	BROOKS	102	554p	£565.08
ROGER PHILLIP	BROWN	272	554p	£1,506.88
KEVIN MICHAEL	BRYANT	443	554p	£2,454.22
DESMOND JOHN FREDERICK	BUDD	272	554p	£1,506.88
JASON MATTHEW	BULLOCK	341	554p	£1,889.14
MARGARET ROSE	BUNDY	341	554p	£1,889.14
DARYL JOHN	BURFORD	341	554p	£1,889.14

B S	BURHAM	1,705	554p	£9,445.70
J	BURHAM	1,705	554p	£9,445.70
MARK GREGORY	BURROWS	1,023	554p	£5,667.42
GRAHAM	BUSHELL	341	554p	£1,889.14
JONATHAN	BUTCHERS	1,364	554p	£7,556.56
TERENCE RAYMOND	BUTT	1,023	554p	£5,667.42
DEREK EVAN	CADDEN	272	554p	£1,506.88
DAVID JOHN	CAMM	272	554p	£1,506.88
DEREK GEORGE	CAMPBELL	341	554p	£1,889.14
PAUL HENRY	CAPENER	1,159	554p	£6,420.86
RACHEL DAWN	CARACCIO	1,705	554p	£9,445.70
GARY JOHN	CARESWELL	1,364	554p	£7,556.56
RACHEL NANCYE	CARR	682	554p	£3,778.28
ALAN	CARRUTHERS	136	554p	£753.44
M	CARTER	1,705	554p	£9,445.70
ROLAND HENRY CLYNE	CARTER	1,705	554p	£9,445.70
DAVID	CARTWRIGHT	1,705	554p	£9,445.70
STEPHEN	CASHMORE	1,364	554p	£7,556.56
DAVID LEE	CASON	409	554p	£2,265.86
STEVEN	CASSEDY	341	554p	£1,889.14
LEWIS	CATTON	682	554p	£3,778.28
ANDREW PAUL	CHALLINOR	682	554p	£3,778.28
ROGER JOHN	CHAMBERS	341	554p	£1,889.14
STEVEN CLIFFORD	CHAMBERS	409	554p	£2,265.86
BALDEV	CHANDLA	341	554p	£1,889.14
JAMES	CHANDLER	341	554p	£1,889.14
MARGARET	CHARLTON	682	554p	£3,778.28
RAYMOND MAXWELL	CHASE	818	554p	£4,531.72
YASMIN MARIE	CHEAL	545	554p	£3,019.30
KEVIN EDMUND	CHEALE	682	554p	£3,778.28
CHRISOVALADY	CHRYSOSTOMOU	682	554p	£3,778.28
ALASTAIR	CLARK	682	554p	£3,778.28
DAVID RICHARD	CLARK	887	554p	£4,913.98
STEPHEN	CLARK	1,023	554p	£5,667.42
TERRENCE N	CLEAVER	204	554p	£1,130.16
TIMOTHY HAROLD	COATES	682	554p	£3,778.28
TIMOTHY RUSSELL	COBBOLD	341	554p	£1,889.14
DAVID	COCHRAN	1,705	554p	£9,445.70
PETER WILLIAM	COCKLE	170	554p	£941.80
KAREN ANNE	COLE	818	554p	£4,531.72
KEITH VICTOR	COLEGATE	136	554p	£753.44
MARK ANDREW	COLLINSON	341	554p	£1,889.14
DAVID	COLLS	272	554p	£1,506.88
JAMES ANTONY	COMERY	1,705	554p	£9,445.70
BRIAN	COOPER	1,023	554p	£5,667.42
DAVID	COOPER	136	554p	£753.44
DEAN ALAN	COOPER	682	554p	£3,778.28
ANTHONY GEORGE	CORBETT	545	554p	£3,019.30
CLIVE JONATHAN	CORRIS	409	554p	£2,265.86
ANTHONY JAMES	COSSEY	341	554p	£1,889.14
KATHLEEN SANDRA	COURT	272	554p	£1,506.88
STEPHEN	COURT	1,364	554p	£7,556.56
JOAN	COUTTS	204	554p	£1,130.16
HEATHER	COX	545	554p	£3,019.30
MALCOLM RICHARD	COX	204	554p	£1,130.16
MICHAEL ANTHONY	COX	272	554p	£1,506.88
SHANE PAUL	COX	1,296	554p	£7,179.84
MARTIN JOHN	COYLE	204	554p	£1,130.16

BEN SAMUEL ANDREW	CREED	341	554p	£1,889.14
JOANNE CLARE	CREWE	204	554p	£1,130.16
JOHN TERENCE	CRISP	136	554p	£753.44
MICHAEL FRANCIS	CROSBY	1,364	554p	£7,556.56
JANETTE	CURTIS-WILLIS	1,023	554p	£5,667.42
STEPHEN	CURWEN	1,023	554p	£5,667.42
MICHAEL JAMES	DAFFIN	170	554p	£941.80
MARK ANTHONY	DAHL	341	554p	£1,889.14
MELVIN JAMES	DALLARD	272	554p	£1,506.88
MARCO	DAMIN	341	554p	£1,889.14
NICHOLAS	DARE	579	554p	£3,207.66
ANDREW BERNARD	DAVEY	409	554p	£2,265.86
GILLIAN SARAH	DAVIES	409	554p	£2,265.86
GLEN ALAN	DAVIES	341	554p	£1,889.14
JEREMY FOSTER	DAVIES	1,023	554p	£5,667.42
JOHN WILLIAM	DAVIES	204	554p	£1,130.16
ANDREW CERI	DAVIS	1,364	554p	£7,556.56
AUDREY	DAVIS	682	554p	£3,778.28
BARRY CHARLES	DAVIS	341	554p	£1,889.14
KEITH LESLIE	DAVIS	136	554p	£753.44
PAUL HENRY	DAVIS	272	554p	£1,506.88
SIDNEY CHARLES	DAVIS	272	554p	£1,506.88
TERENCE WILLIAM	DAVIS	477	554p	£2,642.58
ADRIAN BERESFORD	DAY	511	554p	£2,830.94
GEORGE ERNEST	DAY	136	554p	£753.44
RAYMOND FRANK	DAY	68	554p	£376.72
PETER JOHN	DEAN	204	554p	£1,130.16
JULIE CLARE	DEBONIS	682	554p	£3,778.28
MICHAEL	DEMAINE	341	554p	£1,889.14
MICHAEL PHILIP	DEMPSEY	1,705	554p	£9,445.70
BRENDA PAULINE	DENNIS	750	554p	£4,155.00
RONALD LESLIE	DENSON	409	554p	£2,265.86
G S	DEOL	614	554p	£3,401.56
JASPAL SINGH	DHAND	1,023	554p	£5,667.42
B	DHILLON	1,705	554p	£9,445.70
DOMENIC	DICIOCCIO	341	554p	£1,889.14
MARGARET ROSE	DICKEN	136	554p	£753.44
DARREN	DICKENS	341	554p	£1,889.14
MALCOLM PHILIP	DIPLOCK	341	554p	£1,889.14
GARY JAMES	DIXON	341	554p	£1,889.14
PAUL KENNETH	DOE	682	554p	£3,778.28
ANDREW JOHN	DOLLIN	375	554p	£2,077.50
GORDON PETER	DONE	204	554p	£1,130.16
ANDREW STEWART	DONNELLY	68	554p	£376.72
KEVIN JOHN	DOONE	1,364	554p	£7,556.56
COLIN	DOUGLAS	136	554p	£753.44
MICHAEL CHARLES	DOUGLAS	1,705	554p	£9,445.70
STEPHEN JOHN	DOUGLAS	136	554p	£753.44
PHILIP JAMES	DOVER	1,023	554p	£5,667.42
JONATHAN SAMUEL	DRING	1,364	554p	£7,556.56
NOVA PENELOPE	DRURY	272	554p	£1,506.88
NIGEL ROY	DUCE	136	554p	£753.44
JOHN PETER	DUFFIELD	341	554p	£1,889.14
MALCOLM EDWARD	DUNN	477	554p	£2,642.58
ALAN DAVID	DUNSMORE	341	554p	£1,889.14
GEOFFREY	DYBALL	887	554p	£4,913.98
TRACY JANE	DYBALL	136	554p	£753.44
NIGEL ROBERT	DYER	136	554p	£753.44

GRAHAM JOHN	DYKE	409	554p	£2,265.86
LARRY	EAST	341	554p	£1,889.14
LESLEY	EDEN	1,023	554p	£5,667.42
MARK ANDREW PAUL	EDWARDS	477	554p	£2,642.58
ROBERT DOUGLAS	EDWARDS	341	554p	£1,889.14
COLIN THOMAS	ELLIOTT	341	554p	£1,889.14
GRAHAM PHILIP	ELLIOTT	409	554p	£2,265.86
THOMAS MARTIN	ELLIOTT	341	554p	£1,889.14
MICHAEL OWEN	ELLIS	682	554p	£3,778.28
THOMAS BRENDAN	ESLER	341	554p	£1,889.14
JOANNE ELIZABETH	ESTELL	682	554p	£3,778.28
WILLIAM FRANK	ETHERIDGE	682	554p	£3,778.28
ALAN JOHN	EVANS	818	554p	£4,531.72
ANTHONY WILLIAM	EVANS	68	554p	£376.72
CAROLE JANE	EVANS	818	554p	£4,531.72
DAVID CHARLES	EVANS	511	554p	£2,830.94
HUGH NORMAN	EVANS	682	554p	£3,778.28
KERRY	EVANS	682	554p	£3,778.28
SEAN JOHN	EYLES	682	554p	£3,778.28
NEIL	FARLEY	68	554p	£376.72
MARK ADRIAN	FARRAR	682	554p	£3,778.28
JAMES ROBERT	FAUBEL	1,023	554p	£5,667.42
CHRISTOPHER JOHN	FEENEY	477	554p	£2,642.58
PETER JOHN	FENTON	545	554p	£3,019.30
ANTHONY THOMAS	FENWICK	272	554p	£1,506.88
TRACY ANNE	FERREIRA	511	554p	£2,830.94
DAVID	FERRIS	341	554p	£1,889.14
JONATHAN	FIELD	1,364	554p	£7,556.56
STEPHEN HENRY	FIELD	272	554p	£1,506.88
STEPHEN JAMES	FIELD	341	554p	£1,889.14
GRAHAM WILLIAM	FISHER	682	554p	£3,778.28
MHAIRI	FISHER	341	554p	£1,889.14
MARGARET LILIAN	FLETCHER	545	554p	£3,019.30
TOBY DUNCAN	FORD	682	554p	£3,778.28
ROY	FORFITT	682	554p	£3,778.28
JEFFREY JOHN	FOYLE	477	554p	£2,642.58
DAVID LESLIE	FRANCIS	272	554p	£1,506.88
JANE ANN	FRANKO	136	554p	£753.44
COLIN PHILIP	FRASER	272	554p	£1,506.88
JENNIFER MARY	FREEL	477	554p	£2,642.58
KAY	FRIEND	170	554p	£941.80
ANDREW PAUL	FROMINGS	1,023	554p	£5,667.42
KATHARINE	FRY	341	554p	£1,889.14
SARAH MARIE	FRY	204	554p	£1,130.16
NOEL R	FULLERTON	341	554p	£1,889.14
JONATHON	FURLEY	1,023	554p	£5,667.42
CORNELIUS OLIVER	GALLACHER	545	554p	£3,019.30
GUY VIVIAN	GARLAND	1,705	554p	£9,445.70
TOBY	GARRETT	1,023	554p	£5,667.42
PAUL STEPHEN	GASCOINE	341	554p	£1,889.14
BARRY	GASSON	1,705	554p	£9,445.70
RICHARD	GAUL	1,023	554p	£5,667.42
JOHN	GAVIN	272	554p	£1,506.88
TREVOR	GAY	1,023	554p	£5,667.42
KEVIN	GEORGE	545	554p	£3,019.30
IAN JAMES	GIBBINS	1,705	554p	£9,445.70
STEPHEN LESLIE	GIBBS	1,705	554p	£9,445.70
CATHERINE MARY	GIDDINGS	341	554p	£1,889.14

MICHAEL DAVID	GILDER	341	554p	£1,889.14
CHRISTOPHER DAVID	GILES	1,705	554p	£9,445.70
KEITH	GLADWIN	477	554p	£2,642.58
JAMES PHILIP	GLOVER	818	554p	£4,531.72
NICOLA RACHEL ELIZABETH	GOLDSBY	682	554p	£3,778.28
RICHARD NEIL	GOODALL	511	554p	£2,830.94
SEAN HENRY	GOODMAN	682	554p	£3,778.28
DAVID BAILLIE	GORDON	682	554p	£3,778.28
CHRISTINE JUNE	GORNALL	341	554p	£1,889.14
PETER	GOUGH	409	554p	£2,265.86
IAN	GRAINGER	272	554p	£1,506.88
ANTHONY JOHN	GREEN	545	554p	£3,019.30
TIMOTHY	GREEN	272	554p	£1,506.88
SIMON LANCE	GREENWOOD	136	554p	£753.44
ANDREW ROBERT	GREGORY	545	554p	£3,019.30
GEOFFREY	GRIGGS	1,364	554p	£7,556.56
NIGEL JOHN	GRIGGS	136	554p	£753.44
CHRISTOPHER KEVIN	HABBEN	341	554p	£1,889.14
PAUL	HACKNEY	136	554p	£753.44
GRANT RUSSELL ROBERT	HAIGH	68	554p	£376.72
ANDREW STANLEY	HALL	818	554p	£4,531.72
CHARLES PETER DAVID	HALL	272	554p	£1,506.88
JEFFREY	HALL	545	554p	£3,019.30
MICHAEL	HALL	682	554p	£3,778.28
SHARON MICHELE	HALL	341	554p	£1,889.14
TERENCE	HALL	887	554p	£4,913.98
MARK GWYNFRYN JOHN	HAMBLIN	341	554p	£1,889.14
S	HAMPSHIRE	204	554p	£1,130.16
MARGARET ANNE	HANNIS	341	554p	£1,889.14
ERIK CHARLES	HANSON	170	554p	£941.80
KEVIN JOHN	HARDING	170	554p	£941.80
MARK	HARDING	204	554p	£1,130.16
BARRY	HARGREAVES	272	554p	£1,506.88
ADAM	HARRIS	68	554p	£376.72
JASON JOHN	HARRIS	511	554p	£2,830.94
REGINALD WILLIAM	HARRIS	136	554p	£753.44
EMMA	HARRISON	341	554p	£1,889.14
MARTIN PHILIP	HARRISON	545	554p	£3,019.30
PAUL TREVOR	HARTLEY	682	554p	£3,778.28
DAVID ANDREW	HARVEY	341	554p	£1,889.14
HOWARD ROBERT	HAUGHTY	341	554p	£1,889.14
BRYAN	HAWKES	409	554p	£2,265.86
STEPHEN	HAWKINS	1,705	554p	£9,445.70
CHRISTOPHER JOHN	HAYES	272	554p	£1,506.88
RAYMOND GEORGE	HEAD	204	554p	£1,130.16
WILLIAM JAMES	HELLYER-KINCH	204	554p	£1,130.16
SHANE MICHEAL	HEPPELL	272	554p	£1,506.88
PHILLIP DAVID	HICKS	204	554p	£1,130.16
ALAN EDWARD	HILL	682	554p	£3,778.28
ANGELA SHIRLEY	HILL	818	554p	£4,531.72
MICHELLE	HILL	682	554p	£3,778.28
TERRY	HILLSDEN	1,023	554p	£5,667.42
AMARBAI	HIRANI	1,705	554p	£9,445.70
MICHAEL RALPH	HOBSON	136	554p	£753.44
RICHARD CHARLES	HODGES	136	554p	£753.44
TERRY	HODGETTS	170	554p	£941.80
ALAN FRANCIS	HODSON	272	554p	£1,506.88

EDWARD GEORGE	HOLDER	511	554p	£2,830.94
SIMON JAMES	HOLDER	545	554p	£3,019.30
ANDREW PAUL	HOLDING	341	554p	£1,889.14
MARK	HOLLAND	68	554p	£376.72
LEOM MATTHEW	HOLLEY	477	554p	£2,642.58
KATIE SYLVIA	HOLLIS	341	554p	£1,889.14
DEREK	HOLMES	1,705	554p	£9,445.70
IAIN ROSS	HOLMES	545	554p	£3,019.30
STUART	HOLMES	341	554p	£1,889.14
JONATHAN ROBERT WILFRED	HONOUR	204	554p	£1,130.16
PAUL RICHARD	HOOKER	341	554p	£1,889.14
ANTHONY JOHN	HOOPER	545	554p	£3,019.30
MYRNA	HOPKINS	272	554p	£1,506.88
R	HORN	1,705	554p	£9,445.70
IAN JAMES	HOUGH	682	554p	£3,778.28
MARTIN JAMES	HOUGH	341	554p	£1,889.14
STEPHEN COLIN	HOWARD	170	554p	£941.80
RAYMOND	HOWARTH	272	554p	£1,506.88
ROBERT WILLIAM	HOWELLS	1,705	554p	£9,445.70
PAUL	HUCKERBY	682	554p	£3,778.28
DEBRA ELIZABETH	HUDSON	272	554p	£1,506.88
CHRISTOPHER DAVID	HUGHES	545	554p	£3,019.30
DAFYDD GERAINT	HUGHES	341	554p	£1,889.14
RYAN	HUGHES	1,705	554p	£9,445.70
ELIZABETH	HUNTER	272	554p	£1,506.88
ROBERT BRIAN	HUNTLEY	136	554p	£753.44
BRUCE WILLIAM BENJAMIN	HUTCHINGS	579	554p	£3,207.66
PHILIP	HUTT	1,705	554p	£9,445.70
JILL BERNICE	ILES	682	554p	£3,778.28
DARREN JAMES	INGRAM	272	554p	£1,506.88
COLIN STANLEY	ISHER	341	554p	£1,889.14
GLYN MALCOLM	JACKSON	341	554p	£1,889.14
LINDA MARY	JACKSON	170	554p	£941.80
MICHELLE LOUISE	JACKSON	136	554p	£753.44
STUART ANTHONY	JACKSON	1,023	554p	£5,667.42
MARK JONATHAN	JAMES	682	554p	£3,778.28
JAMES	JAMIESON	1,705	554p	£9,445.70
BARRY DAVID	JANAWAY	409	554p	£2,265.86
DAVID ALAN	JARMAN	136	554p	£753.44
AHSAN	JAWAID	409	554p	£2,265.86
NORMAN FRANK	JEFFERY	272	554p	£1,506.88
LUCY REBECCA	JEFFREYS	68	554p	£376.72
SAMANTHA	JEFFRIES	341	554p	£1,889.14
PAUL ANTHONY	JEFFS	682	554p	£3,778.28
DENNIS	JENKINS	136	554p	£753.44
JAMES	JESSIMAN	136	554p	£753.44
M E	JOCKEL	1,091	554p	£6,044.14
ELAINE	JOHNSON	341	554p	£1,889.14
PAUL JOHN	JOHNSON	341	554p	£1,889.14
KEVIN	JOHNSTON	682	554p	£3,778.28
BARBARA CHRISTINE	JONES	170	554p	£941.80
CHRISTOPHER	JONES	682	554p	£3,778.28
JANE	JONES	341	554p	£1,889.14
MICHAEL DAVID	JONES	1,705	554p	£9,445.70
ROBERT ALAN	JONES	477	554p	£2,642.58
PHILIP WILLIAM	JORDAN	682	554p	£3,778.28
COLIN	JUMP	341	554p	£1,889.14

NEIL PATRICK	KEATING	887	554p	£4,913.98
JONATHAN CLIVE	KEDWARD	272	554p	£1,506.88
MARK WILLIAM	KENT	341	554p	£1,889.14
ALAN	KENTISH	682	554p	£3,778.28
WENDY CELIA	KILBEY	341	554p	£1,889.14
DAVID ANDREW	KING	341	554p	£1,889.14
WILLIAM NEAL	KING	1,023	554p	£5,667.42
MICHAEL	KIRK	341	554p	£1,889.14
MEL	KITSON	341	554p	£1,889.14
ALEXANDER GEORGE	KNAPP	1,705	554p	£9,445.70
JOHN BLAIR	KNOX	1,091	554p	£6,044.14
HILARY MERLE	KRUGER	818	554p	£4,531.72
THOMAS HUBERT	LALLY	341	554p	£1,889.14
ROGER	LAMBERT	136	554p	£753.44
MICHAEL JOHN	LANGLEY	204	554p	£1,130.16
PAUL	LARCOMBE	204	554p	£1,130.16
PETER JOHN	LARK	204	554p	£1,130.16
RICARDO	LASHLEY	545	554p	£3,019.30
MARK ANGELO	LAWRENCE	341	554p	£1,889.14
ALLYSON JULIE	LEECH	682	554p	£3,778.28
R	LEGGE	818	554p	£4,531.72
BRUCE FREDERICK	LENNY	614	554p	£3,401.56
JULIE	LESLIE	341	554p	£1,889.14
JAY	LEWINGTON	341	554p	£1,889.14
DAVID DENNIS	LEWIS	341	554p	£1,889.14
STEPHEN DAVID	LEWIS	136	554p	£753.44
BRIAN	LINNEGAR	204	554p	£1,130.16
DAVID GEORGE	LIVINGSTONE	136	554p	£753.44
DAWN JACQUELINE	LLEWELLYN	614	554p	£3,401.56
DAVID JOHN	LOCK	341	554p	£1,889.14
ROBERT ALEXANDER	LOCKHART	102	554p	£565.08
SHARON ANN	LOFTS	136	554p	£753.44
IAN	LOGAN	341	554p	£1,889.14
CAROL	LONGFORD	272	554p	£1,506.88
CLOVER DAWN	LORD	341	554p	£1,889.14
STEPHEN GLYN	LORD	170	554p	£941.80
CHRISTINE	LOVETT	136	554p	£753.44
MICHAEL KEITH	LUDLOW	272	554p	£1,506.88
PETER FREDERICK	LUKE	341	554p	£1,889.14
TREVOR	LUNN	682	554p	£3,778.28
ROSEMARY KATE	LUNT	409	554p	£2,265.86
SUSAN FRANCES SHEILA	LUNT	477	554p	£2,642.58
JEFFREY ALLEN	LYES	341	554p	£1,889.14
OLIVIA	MACAULAY-LOWE	682	554p	£3,778.28
JANICE LESLEY	MACBETH	341	554p	£1,889.14
ARTHUR JAMES	MACCOLL	272	554p	£1,506.88
COLIN ANGUS	MACDONALD	579	554p	£3,207.66
DALE ANTHONY	MACKETT	68	554p	£376.72
A	MACLEAN	682	554p	£3,778.28
PAUL CHRISTIAN	MADDEN	272	554p	£1,506.88
REGINALD ALFRED	MAFFEY	204	554p	£1,130.16
BRENDAN DAVID	MAHON	955	554p	£5,290.70
NIKUNJ HANSRAJBHAI	MAKWANA	682	554p	£3,778.28
SALIM	MAMOOJEE	682	554p	£3,778.28
SARAH LOUISE	MANN	341	554p	£1,889.14
MICHAEL	MANSELL	1,023	554p	£5,667.42
STEVEN THOMAS	MARINER	682	554p	£3,778.28
GRAHAM DAVID	MARKS	341	554p	£1,889.14

JOHN ANTHONY	MARSZALL	341	554p	[illegible]
ANN	MARTIN	341	554p	£1,889.14
GLYN PARRY	MARTIN	341	554p	£1,889.14
ROSS GARSIDE	MARTINDALE	272	554p	£1,506.88
JOHN ROGER	MASKELL	818	554p	£4,531.72
DAVID ROBERT	MASON	170	554p	£941.80
PHILIP GARETH	MASON	1,705	554p	£9,445.70
TONY RAY	MATHIS	682	554p	£3,778.28
JULIAN PETER	MAYES	1,705	554p	£9,445.70
PAUL	MAYNARD	1,023	554p	£5,667.42
DAVID GEORGE	MAYNE	409	554p	£2,265.86
MARK JOHN	MAYO	784	554p	£4,343.36
HOWARD THOMAS	MAYOH	682	554p	£3,778.28
PATRICK MARTIN	MCCLINTOCK	341	554p	£1,889.14
CLOVIS ALEXANDER	MCDOUGLE	545	554p	£3,019.30
STEVEN JOHN	MCEVOY	341	554p	£1,889.14
HELEN	MCGOLDRICK	68	554p	£376.72
LIANA	MCGRATH	682	554p	£3,778.28
PAUL	MCGRATH	341	554p	£1,889.14
ALEXANDER	MCINTYRE	341	554p	£1,889.14
NIGEL KENNETH	MCIVER	341	554p	£1,889.14
PETER	MCNAIR	204	554p	£1,130.16
PATRICIA ANN	MCROBERT	136	554p	£753.44
LEONARD JOHN	MEEK	1,091	554p	£6,044.14
JUSTIN	MELLOR	682	554p	£3,778.28
ALAN	MILES	272	554p	£1,506.88
JOAN BARBARA	MILES	682	554p	£3,778.28
CRAIG ALEXANDER	MILLER	545	554p	£3,019.30
DAVID CAMERON	MILLER	477	554p	£2,642.58
ROBERT	MILLER	682	554p	£3,778.28
PETER JOHN	MILLINGTON	170	554p	£941.80
MARK NICHOLAS	MILLS	170	554p	£941.80
DEREK	MILTON-TURNER	545	554p	£3,019.30
PAUL STEWART	MINETT	204	554p	£1,130.16
CLAIR	MITCHELL	170	554p	£941.80
DANIEL JAMES KEITH	MITCHELL	341	554p	£1,889.14
TERENCE	MITCHELL	545	554p	£3,019.30
STEPHANIE JANE	MITTEN	545	554p	£3,019.30
TREVOR DAVID	MONCKTON	477	554p	£2,642.58
THOMAS MICHAEL	MOON	545	554p	£3,019.30
IAN ANDREW	MOORBY	409	554p	£2,265.86
ANTHONY WILLIAM	MOORE	545	554p	£3,019.30
GILLIAN SUSAN	MOORE	136	554p	£753.44
PAULA VERONICA	MORAN	545	554p	£3,019.30
ROY EDWARD	MORETON	852	554p	£4,720.08
JOHN MARSHALL	MORRIS	443	554p	£2,454.22
MICHAEL JOHN PATRICK	MORRIS	887	554p	£4,913.98
NORMAN J	MORRISON	341	554p	£1,889.14
BARRY ERIC	MORSE	341	554p	£1,889.14
J L	MORTON	511	554p	£2,830.94
GARY SPENCER	MOYLE	423	554p	£2,343.42
DAVID	MURDOCH	409	554p	£2,265.86
NICOLAS	MURPHY	682	554p	£3,778.28
KULWINDER SINGH	NANDRA	136	554p	£753.44
MICHAEL	NEAVE	545	554p	£3,019.30
BILLY NELSON	NEILL	682	554p	£3,778.28
KATIE ELIZABETH	NEILL	136	554p	£753.44
IAN ROBERT	NEW	409	554p	£2,265.86

CHRISTOPHER PAUL	NEWMAN	887	554p	£4,913.98
PETER MARK	NEWSOME	614	554p	£3,401.56
ELEANOR DIANNE	NICHOLAS	614	554p	£3,401.56
STEPHEN PAUL	NIEMEYER	682	554p	£3,778.28
ANDREW CAMERON	NOAKES	545	554p	£3,019.30
MELANIE JANE	NOAKES	1,705	554p	£9,445.70
BARBARA ELIZABETH	NORFOLK	272	554p	£1,506.88
PATRICK JOSEPH	OCONNOR	1,705	554p	£9,445.70
GARY	O'CONNOR	409	554p	£2,265.86
THOMAS RICHARD	O'DONOGHUE	341	554p	£1,889.14
STEPHEN KENNETH	OLIVER	1,705	554p	£9,445.70
RICHARD	OLIVER-HALL	341	554p	£1,889.14
KEVIN REGINALD	O'NEILL	682	554p	£3,778.28
KEVIN	O'SULLIVAN	818	554p	£4,531.72
TIMOTHY PETER GAUTREY	OTTER	409	554p	£2,265.86
DAVID RONALD	OVERBURY	204	554p	£1,130.16
DARRLL	PAGE	68	554p	£376.72
RUSSELL JAMES	PALMER	682	554p	£3,778.28
A S	PANESAR	1,364	554p	£7,556.56
BHANU	PANKHANIA	1,023	554p	£5,667.42
LORRAINE	PARKER	682	554p	£3,778.28
NEIL RICHARD	PARKIN	682	554p	£3,778.28
MARK WILLIAM	PARRY	136	554p	£753.44
JANICE	PARSONS	341	554p	£1,889.14
HANSA BEN	PATEL	1,705	554p	£9,445.70
JAYANTILAL	PATEL	1,705	554p	£9,445.70
KANU BHAGWAN	PATEL	341	554p	£1,889.14
RAMABEN VIRJI	PATEL	1,705	554p	£9,445.70
RAMESH	PATEL	341	554p	£1,889.14
SAVITABEN JAYANTILAL	PATEL	682	554p	£3,778.28
ALAN	PEARCE	341	554p	£1,889.14
JOHN FRANCIS	PENN	545	554p	£3,019.30
STEPHEN	PENNY	750	554p	£4,155.00
LAWRENCE RICHARD NORMAN	PERKINS	341	554p	£1,889.14
ROGER	PERKINS	272	554p	£1,506.88
MICHAEL PAUL	PERRETT	750	554p	£4,155.00
MICHAEL GEORGE	PERRY	887	554p	£4,913.98
SIMON MARK	PETITT	170	554p	£941.80
DAVID ROBERT	PETTMAN	682	554p	£3,778.28
TERENCE PAUL	PHILLIPS	341	554p	£1,889.14
SARAH JOANNE	PHILPOTT	682	554p	£3,778.28
STEPHEN	PHIPSON	1,023	554p	£5,667.42
GRAHAM KEITH	PIKE	204	554p	£1,130.16
TERENCE WILLIAM	PILCHER	136	554p	£753.44
LEE JAMES	PIPER	1,125	554p	£6,232.50
CHRISTOPHER PAUL	PLANT	272	554p	£1,506.88
KENNETH	PLATT	1,705	554p	£9,445.70
IAN PETER	PLEWS	682	554p	£3,778.28
BRIAN JOHN	POCKETT	682	554p	£3,778.28
STELLA RUTH	POPE	272	554p	£1,506.88
MICHAEL NEIL	PORTER	1,705	554p	£9,445.70
RACHEL MARY	POWELL	204	554p	£1,130.16
MARTIN PETER WILLIAM	POWIS	238	554p	£1,318.52
HONOR ELISABETH GEORGETTE	POWRIE	1,159	554p	£6,420.86
TERESA CLARE	PRAGNELL	682	554p	£3,778.28
KENNETH JAMES	PRICE	238	554p	£1,318.52

PAUL ANDREW	PRICE	136	554p	£753.44
RICHARD JOHN DOUGLAS	PRICE	204	554p	£1,130.16
STEPHEN GEOFFREY	PURVEUR	409	554p	£2,265.86
KENNETH ANTHONY	PYE	170	554p	£941.80
NICHOLAS DEREK	QUARMBY	682	554p	£3,778.28
PAUL ANDREW	QUINN	341	554p	£1,889.14
JAMIE	QUINTON	409	554p	£2,265.86
FRANCIS	RAMSEY	887	554p	£4,913.98
MATTHEW	RATCLIFFE	272	554p	£1,506.88
RICHARD EDWARD	RAWLINGS	341	554p	£1,889.14
ALAN	RAYNER	272	554p	£1,506.88
ALICE MARY	READ	409	554p	£2,265.86
JUNE	READ	68	554p	£376.72
LESLEY	READ	204	554p	£1,130.16
MICHAEL EDWARD	READ	1,705	554p	£9,445.70
SIMON MARK	READ	341	554p	£1,889.14
DAVID JOHN	REEVES	1,705	554p	£9,445.70
GARY PHILIP	REEVES	1,705	554p	£9,445.70
WYNFORD EDWARD	RICHARDS	136	554p	£753.44
MALCOLM EDWARD	RICHES	272	554p	£1,506.88
SUSAN	RIDGWAY	136	554p	£753.44
COLIN	ROBERTS	1,705	554p	£9,445.70
IAN	ROBINSON	682	554p	£3,778.28
SELWYN ALEXANDER	ROETON	204	554p	£1,130.16
KEVIN GEORGE	ROGERS	682	554p	£3,778.28
JOANNE	ROSE	1,023	554p	£5,667.42
PHILIP GEORGE	ROSE	170	554p	£941.80
DAVID WILLIAM	ROTHWELL	136	554p	£753.44
YVONNE JEAN	ROWLEY	272	554p	£1,506.88
SHAUN PATRICK MICHAEL	RUANE	272	554p	£1,506.88
NICOLA JAYNE	RUBY	136	554p	£753.44
HELEN	RUSSELL	1,705	554p	£9,445.70
JANE ANDREA	RUSSELL	136	554p	£753.44
GRAHAM PITER	SADUKEWYCZ	409	554p	£2,265.86
VICTORIA	SANDERSON	887	554p	£4,913.98
AMANDIP	SANDHU	409	554p	£2,265.86
JOY LORRAINE	SANSOM	682	554p	£3,778.28
JOHN MALCOLM	SARGENT	341	554p	£1,889.14
TIMOTHY	SAUNDERS	341	554p	£1,889.14
KATINA	SAWYER	170	554p	£941.80
HEINRICH ROBERT	SCHAEFER	1,023	554p	£5,667.42
DAVID	SCONCE	1,091	554p	£6,044.14
MICHAEL	SCORER	341	554p	£1,889.14
EDWARD	SCOTT	170	554p	£941.80
ELIZABETH DAWN	SCOTT	579	554p	£3,207.66
PETER JAMES	SCOTT	614	554p	£3,401.56
LOUISE	SEDGWICK	682	554p	£3,778.28
EDWARD ARTHUR	SEKULIC	545	554p	£3,019.30
PETER	SEKULIC	409	554p	£2,265.86
ARUN	SETTY	1,705	554p	£9,445.70
SAVITA LALJI	SEVANI	682	554p	£3,778.28
MARTYN JOHN	SEYERS	409	554p	£2,265.86
CLARE ANN	SHARPLES	136	554p	£753.44
MAUREEN	SHAW	170	554p	£941.80
RACHAEL LOUISE	SHAW	682	554p	£3,778.28
PATRICK JOSEPH	SHEERIN	341	554p	£1,889.14
SUKHVINDER	SHERGILL	68	554p	£376.72

RAYMOND JOHN	SHERGOLD	341	554p	£1,889.14
ANTHONY RONALD	SHERWOOD	545	554p	£3,019.30
ALAN CHARLES	SHORT	272	554p	£1,506.88
ANTHONY PHILIP	SHORT	204	554p	£1,130.16
DAVID MICHAEL	SIERWALD	682	554p	£3,778.28
YVONNE KAREN	SIMMONDS	136	554p	£753.44
STEPHEN JOHN	SIMPSON	136	554p	£753.44
CHARANJIT	SINGH	818	554p	£4,531.72
WALBAI	SIYANI	341	554p	£1,889.14
ASHLEY DAVID	SMITH	341	554p	£1,889.14
BRIAN DAVID	SMITH	341	554p	£1,889.14
GARY DAVID	SMITH	170	554p	£941.80
IAN KEITH	SMITH	750	554p	£4,155.00
JONATHAN SIDNEY	SMITH	682	554p	£3,778.28
LAWRENCE K W	SMITH	204	554p	£1,130.16
MICHAEL ERIC	SMITH	375	554p	£2,077.50
MICHAEL SHAUN	SMITH	341	554p	£1,889.14
PETER MICHAEL	SMITH	341	554p	£1,889.14
SUSAN	SMITH	136	554p	£753.44
NICOLA JANE	SMITHWICK	272	554p	£1,506.88
NADIA JANE	SMULIAN	341	554p	£1,889.14
JOHN	SOBKOWICZ	716	554p	£3,966.64
CAROLINE THERESE	SOLLY	818	554p	£4,531.72
SATNAM SINGH	SOND	170	554p	£941.80
ROGER ALAN	SPALDING	341	554p	£1,889.14
ALISON FRANCES	STARR	1,705	554p	£9,445.70
GERALD WILLIAM	STEELE	204	554p	£1,130.16
CHARLES LLOYD	STENNETT	170	554p	£941.80
EDWARD KELVIN	STOREY	1,194	554p	£6,614.76
KAREN DENISE	STOREY	1,091	554p	£6,044.14
TERESA KATHLEEN	SULLIVAN	545	554p	£3,019.30
COLIN JAMES	SUMMERS	682	554p	£3,778.28
RONALD PATRICK	SUMMERS	170	554p	£941.80
ELIZABETH JOAN	SURMAN	341	554p	£1,889.14
JACQUELINE HELEN	SUTTON	341	554p	£1,889.14
MARGARET KATHLEEN CRABBE	SWANN	204	554p	£1,130.16
W	SZEDER	341	554p	£1,889.14
HAMLATA	TAILOR	1,705	554p	£9,445.70
HELEN MARY ANNE	TAMCKEN	272	554p	£1,506.88
JAMES DAVID	TANNER	682	554p	£3,778.28
MICHAEL JOHN	TAPLIN	341	554p	£1,889.14
ANTONY EDWARD	TAYLOR	341	554p	£1,889.14
DOUGLAS EDWARD	TAYLOR	545	554p	£3,019.30
LINDSEY KATE	TAYLOR	170	554p	£941.80
LUCITA	TAYLOR	545	554p	£3,019.30
MARK ANTHONY	TAYLOR	341	554p	£1,889.14
NEAL	THATHAPUDI	1,364	554p	£7,556.56
MARK HOWARD CORFIELD	THOMAS	341	554p	£1,889.14
MICHAEL JOHN	THOMAS	204	554p	£1,130.16
PAUL STEPHEN	THOMAS	136	554p	£753.44
RICHARD EDWARD	THOMAS	682	554p	£3,778.28
ELIZABETH EDNA MARY	THOMPSON	170	554p	£941.80
JEFFERY ROBERT	THOMSON	170	554p	£941.80
LOUISE	THOMSON	170	554p	£941.80
DENNIS MICHAEL	THORNE	341	554p	£1,889.14
JAMES	THORPE	1,705	554p	£9,445.70
JAYNE	THORPE	341	554p	£1,889.14

DAVID	THURGATE	614	554p	£3,401.56
MURRAY JAMES	TIMLIN	614	554p	£3,401.56
JOHN	TIMMINS	136	554p	£753.44
PHILLIP ANDREW	TIMMS	238	554p	£1,318.52
GEORGE	TOCHER	545	554p	£3,019.30
STEVEN WILLIAM	TOMKINS	545	554p	£3,019.30
MARIANNE LOUISE	TONKIN	272	554p	£1,506.88
JANE ELIZABETH	TOWNSEND	102	554p	£565.08
STEVEN PETER	TOWNSEND	272	554p	£1,506.88
JONATHAN DEREK	TREMEER	852	554p	£4,720.08
PHILIP JOHN	TREWIN	204	554p	£1,130.16
KEITH JOHN	TUCKWELL	204	554p	£1,130.16
STEPHEN MARK	TUPPER	614	554p	£3,401.56
CHRISTOPHER STRATTON	TURNBULL	341	554p	£1,889.14
LINDA JANE	TURNER	341	554p	£1,889.14
LYNDON DAVID	TURNER	272	554p	£1,506.88
MAUREEN CATHERINE	UPSON	204	554p	£1,130.16
JAMES	UPTON	170	554p	£941.80
JOSEPHINE	VANN	1,705	554p	£9,445.70
DEVBAI	VARSANI	682	554p	£3,778.28
NEIL STEVEN	VEASEY	341	554p	£1,889.14
ARUNA ARVIND	VEKARIA	341	554p	£1,889.14
SEAN ANDREW	VOGLE	272	554p	£1,506.88
BIRTHE	VOUSDEN	1,705	554p	£9,445.70
JAMES ANTHONY	VOYLE	1,705	554p	£9,445.70
MARK JOHN	WADDAMS	1,705	554p	£9,445.70
NEIL	WADE	204	554p	£1,130.16
COLIN JAMES	WALDRON	136	554p	£753.44
SHARON	WALE	102	554p	£565.08
WILLIAM JOHN	WALLIS	272	554p	£1,506.88
RITA	WALMER	272	554p	£1,506.88
KARIS	WALSH	750	554p	£4,155.00
MARK	WALSH	272	554p	£1,506.88
MARK	WALTERS	1,023	554p	£5,667.42
PHILIP HARRY	WALTERS	204	554p	£1,130.16
STEVEN WILLIAM	WALTON	136	554p	£753.44
ROY	WARWICK	136	554p	£753.44
LEE HARVEY	WATERHOUSE	170	554p	£941.80
MICHAEL EDWARD	WATERS	272	554p	£1,506.88
RICHARD NEIL	WATHAN	136	554p	£753.44
ROY DAVID	WATKISS	341	554p	£1,889.14
RAYMOND	WATTERS	341	554p	£1,889.14
BARRIE JOHN	WATTS	238	554p	£1,318.52
TONY	WEAVER	136	554p	£753.44
BRYAN	WEBB	955	554p	£5,290.70
G	WEBB	204	554p	£1,130.16
IAN	WEBB	204	554p	£1,130.16
KARINA	WEIR	68	554p	£376.72
BRIAN ROBERT	WESSON	341	554p	£1,889.14
BARRIE THOMAS	WEST	682	554p	£3,778.28
ROSARIO	WESTGARTH	409	554p	£2,265.86
JANET MARY	WESTHORPE	341	554p	£1,889.14
DAVID HAROLD	WHITCOMBE	682	554p	£3,778.28
LEO FRANCIS	WHITE	511	554p	£2,830.94
CLAYTON HEDLEY	WHITEHEAD	511	554p	£2,830.94
ROGER LEE	WHYBORN	204	554p	£1,130.16
PAUL DAVID	WHYTE	272	554p	£1,506.88
MARIANNE LOUISE	WILCZYK	272	554p	£1,506.88

JASON	WILDING	409	554p	£2,265.86
GARETH HUGH	WILLIAMS	511	554p	£2,830.94
JULIE ANN	WILLIAMS	511	554p	£2,830.94
LORA EILEEN	WILLIAMS	204	554p	£1,130.16
STEPHEN JOHN	WILLIAMS	750	554p	£4,155.00
PAUL DAVID	WILLIS	170	554p	£941.80
DAVID JOHN	WILMOT	852	554p	£4,720.08
JOHN DAVID	WILSDON	341	554p	£1,889.14
IAN	WINSTANLEY	204	554p	£1,130.16
PETER RICHARD	WOOD	272	554p	£1,506.88
THOMAS ADAM	WOOD	1,023	554p	£5,667.42
EDWARD	WOODS	272	554p	£1,506.88
PHILIP JAMES	WOOLHOUSE	545	554p	£3,019.30
PHILIP MARK	WOOLLEY	682	554p	£3,778.28
SANDRA JOSEPHINE	WOOLLEY	204	554p	£1,130.16
ALAN MICHAEL	WORLD	682	554p	£3,778.28
VICTOR JAMES	WOTHERSPOON	170	554p	£941.80
STEPHEN ANTHONY	WRIGHT	1,432	554p	£7,933.28
MAURICE	WYLIE	204	554p	£1,130.16
PAUL	WYNN	818	554p	£4,531.72
KEITH	YATES	341	554p	£1,889.14
WILLIAM JAMES	YOUNG	545	554p	£3,019.30
DAVID JOHN	ZYGOWSKI	1,705	554p	£9,445.70
		711,623		£4,143,175.38